UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 23, 2023

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

Enclosure: Press release: Integrated Report 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 23, 2023

By:          /s/ _ LM GOLIATH
Name:    LM Goliath
Title:       Company Secretary

AngloGoldAshanti

Integrated Report **2022**


STRENGTH
FOCUS
COMMITMENT

Our reporting theme

AngloGold Ashanti is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents. We pursue value-creating opportunities involving other minerals, where we can leverage our existing assets, shareholdings, skills and experience.

The theme of our 2022 reports is based on our core competitive advantages. These are our:

STRENGTH

STRENGTH – in leadership, our Mineral Resource and Mineral Reserve, our balance sheet and our progressive focus on mitigating the risks of climate change to garner a leading industry position

FOCUS

FOCUS – on implementing our new Operating Model and on improved outcomes that include reduced costs and the execution of brownfields and greenfields opportunities

COMMITMENT

COMMITMENT – to delivering growth and superior returns though our streamlined, focused portfolio and the disciplined allocation of capital

Note:

- AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti Limited
- Unless otherwise indicated, $ or dollar refers to the US dollar throughout
- All information is attributable unless otherwise specified
- Metric tonnes (t) are used throughout, and all ounces are troy ounces
- Moz refers to million ounces; Mt refers to million tonnes and Mlb refers to million pounds
- Rounding of numbers may result in computational discrepancies
- The Mineral Resource, as reported, is inclusive of the Mineral Reserve component unless otherwise stated



OUR VALUES

Safety
We put safety first, before anything

Respect
We treat each other with dignity and respect

Integrity
We are honest and true to what we commit to

Sustainability
We make a positive contribution towards an enduring world

Excellence
We focus on continuous improvement towards a high performing culture

Collaboration
We work together to build a better company

Contents



Introducing our Integrated Report 2022

Our integrated report 2022 provides a concise overview of AngloGold Ashanti's overall performance and prospects to enable informed decision making regarding our ability to create, preserve and/or erode value in the short, medium and long term, and thus on AngloGold Ashanti's future viability and sustainability.

We are committed to transparent, informed, consistent reporting to a broad range of stakeholders. Our 2022 reports communicate the progress we have made in delivering on our strategic objectives and in creating value, in a dynamic and volatile operating environment.

Reporting period

This report covers the financial year ended 31 December 2022 and the performance of AngloGold Ashanti and its subsidiaries during this period. Any significant events occurring between this date and the date of approval of this report by the Board on 15 March 2023 are also included.

Audience

While this report primarily addresses the information requirements of long-term investors, shareholders and other providers of financial capital, it also presents information on value creation relevant to the interests of other stakeholders such as employees, suppliers and business partners, communities and governments.

Basis of preparation – reporting frameworks and compliance

This integrated report is produced in compliance with the South African Companies Act, 71 of 2008 (as amended), the JSE Listings Requirements and in line with the recommendations of the King Report on Corporate Governance for South Africa, 2016 (King IV). In compiling this report, we applied the guiding principles and content elements as recommended by the IFRS Foundation's Integrated Reporting Framework (formerly the IIRC's International Integrated Reporting Framework).

Financial data was prepared in accordance with the International Financial Reporting Standards (IFRS) and non-financial data is aligned with the Global Reporting Initiative (GRI) Standards, SASB, the Task Force on Climate-related Financial Disclosures (TCFD), and the United Nations Sustainable Development Goals (SDGs) and Global Compact (UNGC).

In addition, we considered the World Gold Council's Responsible Gold Mining Principles (RGMPs), the principles of the International Council on Mining and Metals (ICMM) and the guidelines of various sustainability indices prepared by ESG ratings agencies, such as the FTSE/Russell Responsible Investment Index (FTSE4Good), the S&P Global Corporate Sustainability Assessment (CSA) and the Bloomberg Gender-Equality Index (GEI).

Our 2022 reports

for the year ended 31 December 2022



Integrated Report

<IR>



Mineral Resource and Mineral Reserve Report

<R&R>



Sustainability Report

<SR>



Annual Financial Statements

<AFS>



Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)

<NOM>



The full set of 2022 reports is available at: reports.anglogoldashanti.com

Contributing to the SDGs

We are committed to making a meaningful contribution to the United Nations SDGs. The SDGs provide a useful framework to facilitate the monitoring of our environmental and social performance and related impacts, positive and negative. We have identified and prioritised nine SDGs on which, we have a positive impact through our core activities and by delivering on our strategic objectives. They are:



Throughout this report, we have indicated where we have impacted particular SDGs.

Reporting scope and boundary


Integrated reporting boundary
ANGLOGOLD ASHANTI LIMITED
Financial reporting boundary
Subsidiaries, joint ventures, investments
1
Strategy
2
External operating environment
3
Risks
4
Opportunities
5
Outcomes
STAKEHOLDERS
Shareholders/ Investors
Employees
Governments/ Regulators
Suppliers
Communities

The information provided is considered relevant and material to current and future stakeholders. We focus primarily on those matters with the potential to materially affect our ability to create and preserve sustained value or to minimise its erosion.

This is a Group-level report covering the entire Company, its joint ventures and investments. All managed operations are fully reported. Our joint venture, Kibali*, is partially reported.

* *More detailed information on Kibali (AngloGold Ashanti: 45%) is provided on the corporate website of our joint venture partner, Barrick Gold Corporation (Barrick), which manages the operation.*

Materiality and material sustainability issues

As the primary audience for this report is our stakeholders, including our shareholders, employees, suppliers and business partners, communities and governments, its focus is those issues that may be considered relevant to our ability to create value in the short, medium and long term.

Shareholders invest in AngloGold Ashanti to earn dividends and for capital appreciation, measured in aggregate by total shareholder returns. In light of this, we consider our most significant issue to be sustaining profitability and growing our business, as measured by all-in sustaining costs, free cash flow, adjusted EBITDA and normalised cash return on equity (nCROE). These metrics are acknowledged in our remuneration policy – see *Rewarding delivery*. Access to capital to fund future growth and development is also influenced by our long-term outlook for profitability.

While the information presented in this report may be considered relevant to the interests of current and future investors and/or other stakeholders, inclusion of such information is not an indication that we deem such information to be material to an investment decision related to our securities.

The primary focus is those matters with the potential to materially affect our ability to create and preserve sustained value or to minimise its erosion, while also taking into consideration the various perspectives of our stakeholders.

Double materiality – financial and non-financial reporting

This report covers both financial and non-financial (social, environmental and governance) information relating to our performance, risks, opportunities and outcomes. We consider the impact of society and the environment on AngloGold Ashanti (risks, opportunities and material sustainability issues) and our business activities as well as AngloGold Ashanti's impact on society and the environment (outcomes), in line with the concept of double materiality.

Integrity of integrated reporting process

Initial steps in the integrated reporting process included an evaluation of the previous year's report to identify areas for improvement and enhanced disclosure as well as benchmarking

Stakeholder feedback

We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at: *investors@anglogoldashanti.com*

Navigating this report

This document is an interactive PDF with all active hyperlinks indicated by orange or white, italic font.

Introducing our Integrated Report 2022 continued

and gap analyses to improve alignment with best practice. The report content is based on Board reports, presentations, written submissions and discussions with key Executives and Board members.

Disclosure is overseen by a working group comprising executive management and subject specialists that is led by the Chief Financial Officer. All Executive Committee and Board members participate in the approval process while internal audit, together with external auditors and independent assurance providers, also has oversight of the report and related process.

The report was reviewed by the working group on 6 March 2023, prior to its submission to the Audit and Risk Committee, which approved and recommended the report to the Board for final approval.

Approval and assurance

While this integrated report is not independently assured as a whole, certain information was subject to either an internal or external audit as follows:

Annual financial statements – includes all financial information in this report	External financial audit (Ernst & Young (EY))
Sustainability (non-financial) data	External assurance* of selected sustainability metrics (IBIS Consulting)
Operating and other financial and non-financial data, compliance and risk management	Internal audit (overseen by the Audit and Risk Committee)

* *In 2022, the AA1000 Assurance Standard (AS) for external assurance was used, replacing the ISAE 3000 Standard used previously. The following assurance comparisons apply:*
Reasonable (ISAE 3000) = High (AA1000AS)
Limited (ISAE 3000) = Moderate (AA1000AS)

For those metrics assured by IBIS, see their independent assurance report in the <SR>.

The Audit and Risk Committee, on behalf of the Board, approves and monitors the auditing and assurance of all reporting and related processes. See our *<AFS>* for the Audit and Risk Committee's chairperson's report.

Internal audit and related approval processes include, among others, regular management reviews of information and data published. Management also verifies the processes that determine all non-financial information.

Our operations are subject to risk-based, integrated, combined assurance reviews of the financial, safety, compliance and sustainability aspects of our business. The outcomes of these internal processes and external assurance, as well as of any independent technical reviews, provide reasonable assurance to allow the Board, on the recommendation of the Audit and Risk Committee, to determine the effectiveness of our internal control systems and procedures, and thus help to ensure the accuracy of the information presented in our reports.

"Our 2022 reports communicate the progress made in delivering on our strategic objectives and in creating value, in a dynamic and volatile operating environment."



Obuasi, Ghana

Directors’ statement of responsibility and commitment

The Board is responsible for ensuring the integrity of this Integrated Report. The Board, supported by the Audit and Risk Committee, believes that the report complies with the IFRS Foundation’s Integrated Reporting Framework and that it presents a fair, balanced and integrated view of AngloGold Ashanti’s strategy, performance, risks, opportunities and outlook.

The Board is confident that this integrated report identifies all those issues considered to be material sustainability issues that are significant to our ability to create value over time and that it will enable informed decision-making on our long-term prospects by investors, shareholders and other stakeholders.

The report was prepared under the guidance and supervision of senior management and was subject to a rigorous internal and external review process before being submitted to the Audit and Risk Committee, which is responsible for oversight of the report. This committee, having reviewed the content and drafting and collation and assurance processes, recommended it for approval by the Board.

The Board approved this integrated report on 15 March 2023.

Board Chairperson:

Maria Ramos

Audit and Risk Committee Chairperson:

Alan Ferguson

Independent Non-Executive Directors:

Rhidwaan Gasant (Lead Independent Non-Executive Director), Kojo Busia, Albert Garner, Scott Lawson, Maria Richter, Jochen Tilk

Executive Directors:

Alberto Calderon
Chief Executive Officer (CEO)

Gillian Doran
Chief Financial Officer (CFO)



Obuasi, Ghana

About AngloGold Ashanti

OUR VISION

To be the leading mining company

OUR MISSION

To create value for our shareholders, our employees, and our business and social partners by safely and responsibly exploring, mining and marketing our products.

OUR VALUES

Our six values guide all decisions made and actions taken in the conduct of our business. These values link our business activities to our environmental, social and governance (ESG) goals and commitments.

2022 at a glance

Produced 2.742Moz of gold, our principal product, and employed an average of 32,594 people (including contractors) (2021: 2.472Moz; 30,561 people)

Produced 3.6Moz of silver and 159t of sulphuric acid as by-products at our operations.

Reported a significant asset base as at 31 December 2022– total gold Mineral Resource of 131.4Moz, including a 30.4Moz Mineral Reserve

Listed on the Johannesburg, New York, Australia and Ghana stock exchanges

Geographically diverse shareholder base that includes the world's largest financial institutions

Market capitalisation of $8.1bn as at 31 December 2022 (2021: $8.8bn)

Included in the JSE Top 40 Index, the S&P Global CSA, the FTSE/JSE Responsible Investment Index Series (the FTSE4Good Index), the Responsible Mining Index and the Bloomberg Gender-Equality Index 2023.

S&P Global | Responsible Mining Index | FTSE4Good | Bloomberg Gender-Equality Index 2023

Investment case

- We are working to regain cost competitiveness with our peer group through the optimisation of our operating assets and by introducing new, lower cost production sources to our portfolio.
- A well-defined, disciplined and shareholder-focused capital allocation framework is supported by significant cash-flow generating ability, a strong balance sheet and our firm intention to return value to shareholders.
- Our self-generated and self-funded project pipeline, supported by substantial long-term production plans, is complemented by our proven track record in replenishing and increasing our Mineral Reserve. We aim for value-accretive growth.
- Our ESG focus is embedded in our decision-making and in the way we work and act. It informs our plans and actions from the initial exploration, to project development and the start of mining operations, throughout the productive life of our mining assets and through to closure. Sustainability and ESG are entrenched in our business, strategy, activities and processes, driving long-term value creation and underpinning our social licence to operate.
- As a responsible gold miner, we aim to create long-term value for all our stakeholders in partnership with host communities and governments.

Our footprint

Legend
- Operations
- Projects
- Exploration


1
2
3
4
5
6
7
8
9

Americas

1. **Argentina**
   Cerro Vanguardia (92.5%)
2. **Brazil**
   Serra Grande
   AGA Mineração
3. **Colombia**
   Gramalote (50%) [1]
   La Colosa
   Quebradona
4. **United States of America**
   Silicon, North Bullfrog [2], Mother Lode [2], Sterling [3]

Africa

5. **Guinea**
   Siguiri (85%)
6. **Ghana**
   Iduapriem
   Obuasi
7. **Democratic Republic of the Congo (DRC)**
   Kibali (45%) [4]
8. **Tanzania**
   Geita

Australia

9. **Australia**
   Sunrise Dam
   Tropicana (70%)

(1) Gramalote is managed by B2Gold
(2) North Bullfrog and Mother Lode acquired with acquisition of Corvus Gold Inc. (Corvus Gold) in January 2022
(3) Sterling, which includes the Crown Block deposit, acquired with acquisition of Coeur Sterling Inc. (Coeur Sterling) in November 2022
(4) Kibali is operated by Barrick Gold Corporation (Barrick)
(5) Includes joint ventures

Note: Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are wholly owned unless otherwise indicated.

	Americas	Africa	Australia
Total attributable production (contribution to Group):	0.569Moz (21%)	1.635Moz (60%)	0.538Moz (19%)
Total Mineral Reserve (includes projects):	7.19Moz	20.59Moz	2.63Moz
Average employed (includes contractors):	9,498 people	19,807 people	1,532 people
Operating cash flow [5] (contribution to Group, includes projects):	$129m (8%)	$1,108m (72%)	$300m (20%)
Capital expenditure (includes projects):	$339m	$576m	$202m
Total community investment (includes projects):	$6.4m	$10.2m	$0.98m

How we create value

AngloGold Ashanti aims to deliver long-term, sustained value for shareholders and other stakeholders. We do this by delivering on our strategic objectives. We have in place a resilient, flexible strategy and integrated business model. We aim for agility in our strategic decision making and in our response to a dynamic operating environment.

How we create value


Governance, ethics, values
Context analysis
Risks and opportunities
Stakeholders
Material sustainability issues
Strategy, allocating resources
Business model
Performance, outcomes (creating value)

1 Exploration, development and targeted acquisitions

Grow and maintain a pipeline of viable orebodies to develop long-term mining operations

2 Mining and processing

Operate and maintain mining and processing infrastructure; ensure a skilled, trained and motivated workforce to enable cost-efficient, safe operations

3 Sales and financial management

Sale of gold and by-products to generate revenue. Solid financial management and disciplined capital allocation promote positive sustained cash flow and returns

4 Rehabilitation and closure

As a responsible corporate citizen, our aim is to minimise and mitigate environmental impacts and manage responsible mine closure

To create value and deliver on our vision and mission, the following key processes are in place, underpinning delivery on our strategic objectives:

Understanding our operating context – identifying risks, opportunities and material sustainability issues

External operating environment

The global macro-economic, geopolitical and financial landscape, as well as the location of our operations and their specific political and social dynamic, all affect our ability to deliver on our strategy and to create value over time. *> See External operating environment*

Risks and opportunities

Understanding the world in which we operate, the availability of resources needed to conduct our business, as well as stakeholder relationships and expectations, guides us in identifying, prioritising and managing our risks and opportunities. This informs planning and action to effectively mitigate risks, to act on opportunities and helps enable us to achieve our strategic objectives. *> See Managing our risks and opportunities*

Stakeholder engagement

Understanding and managing stakeholder needs, expectations and concerns is vital to the successful delivery of our strategy and value creation. In engaging with stakeholders, we seek to balance their interests and expectations, prioritising what matters most to each stakeholder, in order to identify, create and share value accordingly *> See Integrated stakeholder engagement*.

Material sustainability issues

In addition, our materiality assessment process prioritises and integrates into our strategy and business model those material sustainability issues affecting our ability to create value over time. *> See the <SR>*

Strategising, allocating and managing scarce sustainable resources

Strategy

Mining is a long-term business, and our strategy is to create sustained value over the life of our mining operations and beyond. This involves the allocation of key resource inputs – the natural, financial, human, manufactured, social and relationship, and intellectual capitals.

Our five-pronged strategy forms the basis of our integrated approach to creating value by generating sustainable cash flow improvements and returns. *> See Our strategy – an overview*.

Business model

We actively manage our activities as we strive to mitigate negative impacts of our operations and seek to achieve positive outcomes.

Understanding the long-term impacts of decisions on the allocation and use of key capital inputs, and resulting strategic trade-offs, is essential to long-term value creation and preservation, and to limiting value erosion. *> See Our business model* and *Performance and delivery by strategic focus area.*

Creating and preserving value, and minimising its erosion

Sustained, long-term value creation requires responsible corporate citizenship and encompasses social upliftment, careful environmental stewardship, effective governance and the creation of economic opportunities for communities, suppliers and governments.

Our mission to create value is embodied in our focus on ESG performance. This is supported by our values and borne out by the foundation of our strategy – our enduring focus on people, safety, health and sustainability.

Those primary stakeholders for whom we create, preserve or erode value are shareholders, employees, suppliers, governments, communities and the environment. *> See Our business model* and *Value by stakeholder.*

STRENGTH
FOCUS
COMMITMENT

Defining value by stakeholder

Investors and capital providers
- Generating positive absolute and relative shareholder returns
- Seeking to ensure favourable returns on debt funding

Employees
- Being an employer of choice
- Providing opportunities to earn, learn, develop and apply critical skills and intellectual capital in a safe, values-driven environment

Suppliers
- Providing business opportunities – through local procurement and investment – that contribute to growth

Governments and regulators
- Being a responsible, law-abiding corporate citizen and paying our dues to government (taxes, royalties, among others)
- Partnering to facilitate successful delivery on broader, mutual economic and social objectives (local services and infrastructure)

Communities
- Supporting, promoting and investing in creating resilient, self-sustaining communities

Environment
- Respecting the environment – being a responsible consumer, and minimising and mitigating harmful impacts
- Seeking to protect, restore and rehabilitate land and biodiversity

Our business model

Delivery on our strategy involves optimising and balancing the use of scarce capital resource inputs to enhance positive outcomes and impacts (value created and preserved), and to minimise the negative (value eroded). This also entails ensuring that the required capital resources are available for future, sustained value creation.

Our capital inputs and related actions – 2022

NATURAL CAPITAL

Began year with:

- Mineral Resource of 123.2Moz, including a Mineral Reserve of 29.8Moz
- 639,709ha of land under management
- Active greenfields and brownfields exploration programmes to identify potentially viable orebodies
- Ongoing brownfields and greenfields development projects to develop and maximise the potential of our Mineral Resource and Mineral Reserve

During the year:

- Treated/milled 42.9Mt of ore
- Consumed 22.74PJ of energy
- Withdrew 34.72GL of water
- Spent $205m on brownfields and greenfields exploration
- Completed conversion of Brazil tailings storage facilities (TSFs) to dry stacking – total cost of $244m over three years
- Achieved progress on our Climate Change Strategy to address energy consumption and greenhouse gas (GHG) emissions; published new GHG emissions targets to reduce absolute Scope 1 and Scope 2 GHG emissions by 30% by 2030 (as compared to 2021), in addition to our prior commitment to achieve net zero GHG emissions by 2050 and, in partnership with our value chain partners, to set Scope 3 GHG reduction targets

FINANCIAL CAPITAL

Access to cost-efficient capital funds to sustain our business and ensure future growth. Investment in the business aims to enhance performance and efficiency, to improve margins and sustainably extend operating lives. Main sources are operating cash flow, borrowings (bond and credit facilities), and equity.

Began year with:

- Total equity of $4.09bn
- Cash and cash equivalents of $1.1bn
- Adjusted net debt of $765m
- Undrawn credit facilities of $1.45bn
- Market capitalisation of $8.8bn

During the year:

- Generated $1.804bn in operating cash flow (2021: $1.268bn). The 42% increase was mainly due to higher gold sold, lower cash taxes and higher dividends received from joint ventures, partly offset by higher cash costs, working capital outflows, and the marginal lower gold price received. See ***CFO's report and outlook***
- Replaced $1.4bn five-year unsecured multi-currency revolving credit facility with a new five-year unsecured $1.4bn multi-currency revolving credit facility
- Incurred capital expenditure (including equity-accounted joint ventures) of $1.1bn

INTELLECTUAL CAPITAL

Began year with:

- Integrated, focused strategy supported by sound management systems and robust corporate governance and risk management frameworks
- A values-driven culture guided by our values and ***Our Code***
- Necessary policies in place to foster responsible environmental stewardship, consumption and corporate citizenship
- Solid brand and reputation

During the year:

- Implemented Project Thrive to restructure and streamline our organisation to bring about significant efficiency improvements and promote long-term success; conducted hand-in-hand with roll-out of new Operating Model
- Conducted a company-wide culture survey as first step in initiative to refresh organisational culture and values
- Progressed digital transformation roadmap – defined various initiatives to be implemented and advanced to feasibility stage

SOCIAL AND RELATIONSHIP CAPITAL

Began year with:

- Dedicated community engagement structures to foster strong relationships based on trust
- Reliable, representative supplier database, aligned with our Supplier Code of Conduct, prioritising local suppliers where possible
- Community grievance mechanisms in place across all operations
- Commitment to share value and socio-economic benefits of our mining activities

During the year:

- Provided regular and informative disclosures to stakeholders
- Maintained constructive relationships with government and regulators
- Invested $18m [1] in community projects to promote resilient socio-economic development

[1] Includes joint ventures

HUMAN CAPITAL

Began year with:

- Safety policy and functional support dedicated to furthering our goal of zero harm and eliminating fatalities at the mines operated by the Company
- Experienced, diverse leadership team and Board
- Policy promoting equality, diversity and inclusivity
- Employee localisation a priority
- Motivational reward structures linked to performance and strategic delivery

During the year:

- Employed an average of 32,594 people, including 18,599 contractors (2021: 30,561 and 16,384 respectively)
- Revitalised safety strategy and introduced a three-year work plan focused on leadership and people, processes, technology, innovation and risk management
- Implementation of new Operating Model and organisational restructuring
- Spent $8.94m on critical skills training and development

MANUFACTURED CAPITAL

Began year with:

- Ten mining operations, including related infrastructure, gold processing plants and equipment
- Growth projects:
  - Brownfields - across all operations including development phases at Obuasi
  - Greenfield - Beatty District (Nevada) and Quebradona (Antioquia, Colombia)
- Tangible, right of use and intangible assets with a book value of $3.79bn

During the year:

- Incurred total cash costs of $2.75bn
- Spent $779m on sustaining operations and enhancing performance (sustaining capital)
- Continued implementation of new Operating Model to empower operations, ensure accountability, define necessary work and enable safe and consistent delivery to plan
- Progressed growth projects

For details on materials consumed – such as cyanide, diesel, explosives, acids and alkalis, among other items – in the course of our mining and processing activities, see *<ESGD>*, a compilation of our ESG and sustainability data

OUR BUSINESS ACTIVITIES


1
2
Strategy
4
3

See *How we create value*

OUTPUTS 2022

PRODUCED:

Gold: 2.7Moz (2021: 2.5Moz)

Silver: 3.6Moz (2021: 3.8Moz)

Sulphuric acid: 159t (2021: 173t)

GENERATED:

Revenue from product sales

$4.5bn (2021: $4.0bn)

Mining waste

Tailings deposited: 42.9Mt (2021: 44.1Mt)

Overburden and waste rock: 155.5Mt (2021: 146.5Mt)

Emissions

GHG emissions (CO_2e): 1.475Mt (2021:1.380Mt)

Nitrous oxides (NOx): 2,653t (2021:4,968t)

Sulphur dioxide (SO_2): 352t (2021:174t)

Our business model
continued

Outcomes and impacts – 2022
At year end 31 December

NATURAL CAPITAL

Natural capital:
- Mineral Resource of 131.4Moz and Mineral Reserve of 30.4Moz post depletion at year end
- Acquired Corvus Gold (Corvus) and Coeur Sterling assets to increase our position in the Beatty district of Southern Nevada; these targeted acquisitions plus continued exploration success at Silicon helped increase our Mineral Resource in the district to 8.4Moz
- Three reportable environmental incidents (2021: five)
- Of 615.400ha of land under management, 554.6ha were newly disturbed and 223ha rehabilitated (2021: 639,709ha under management; 806ha newly disturbed and 177ha rehabilitated)

Energy and GHG emissions
- Achieved an energy use intensity of 0.50GJ/t treated (2021: 0.50GJ/t treated)
- Recorded a GHG emissions intensity of 31kg CO_2e/t treated, down 67% since 2007 (2021: 31kg CO_2e/t treated)

Water
- Achieved a water use intensity of 0.79kL/t treated (2021: 0.75kL/t treated)
- Re-used 67% of water withdrawn (2021: 67%) as per the ICMM Water Accounting Guideline (%)

Stakeholders affected:
Environment, communities, governments and regulators

SDGs – Positive impact



SDGs – Negative impact



FINANCIAL CAPITAL

- Maintained robust balance sheet – strong liquidity of approximately $2.5bn, low leverage of 0.49 times adjusted net debt to adjusted EBITDA ratio – and refinanced the revolving credit facility with a new facility
- Adjusted net debt of $878m, up 15% from 2021, after financing the acquisitions of Corvus and Coeur Sterling, as well as dividends paid during the year
- Net cash position – cash and cash equivalents of $1.1bn
- Free cash inflow of $657m, up 532% from $104m in 2021
- Adjusted EBITDA of $1.8bn, flat from 2021
- Headline earnings of $544m, down from $612m in 2021

Stakeholders affected:
Investment community, including shareholders, capital providers and prospective investors

SDGs – Positive impact





Geita, Tanzania

HUMAN CAPITAL

Workforce

- New Operating Model clarified accountabilities across the organisation, eliminated duplication of work and empowered business units with the right skills to deliver their objectives. It also aims to ensure accountability is properly located in the business
- $534m paid in salaries and wages (2021: $515m)
- Voluntary turnover rate of 1.9%
- Average number of training hours per employee was 8.1

Diversity and training

- In 2022, women made up 13% of total workforce, 38% of executive management and 30% of Board members (2021: 12%, 33% and 36% respectively)
- Women representation at middle management level and above of 19% (2021: 17%)

Employee relations

- Maintained strong employee relations – no industrial action
- Employee/labour relations were stable for 2022

Safety and health

- Zero operating fatalities at mines operated by the Company (2021: 2)
- Safety performance improved further, remaining well below 2021 ICMM peer average and severity of injuries continued to decline

For further detail, see ***Prioritise people, safety, health and sustainability*** and ***Value by shareholder***

Stakeholders affected:

Shareholders, employees, governments and regulators, communities

SDGs – Positive impact


3 GOOD HEALTH AND WELL-BEING
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES

MANUFACTURED CAPITAL

- Book value of tangible assets, right of use assets and intangible assets of $4.47bn
- Spent $2.75bn to the cash costs
- Continued with implementation of our reinvestment strategy, the new Operating Model and the Full Asset Potential initiative which combined contributed to significant improvements in our operating performance during 2022

Projects

Quebradona: Attractive long-life, high-grade, low-cost project, will introduce copper production into our portfolio. In 2021, Colombia's national environmental licensing agency 'archived' our environmental licence application, and we are preparing a new Environmental Impact Assessment to submit with the application.

Nevada (Beatty): By year end 2022, had acquired Corvus and Coeur Sterling Inc. These acquisitions are to be combined with our existing portfolio of Nevada assets to establish a low-cost, long-life production base over the medium term in the Beatty District.

For more information on our operations, projects and exploration, see ***Improve portfolio quality***, ***Maintain long-term optionality*** and ***Projects and exploration.***

Stakeholders affected:

Shareholders, employees, suppliers, governments and regulators, communities and environment

SDGs – Positive impact


8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION

SDGs – Negative impact


6 CLEAN WATER AND SANITATION
13 CLIMATE ACTION
15 LIFE ON LAND



Tropicana, Australia

Our business model continued

Outcomes and impacts – 2022 continued

At year end 31 December

SOCIAL AND RELATIONSHIP CAPITAL

Shareholders and investors

- Maintained investor confidence by delivering on strategic objectives and targets, solid financial performance and consistent, regular targeted engagement

Governments and regulators

- Constructive relations maintained by regular, reliable engagement, regulatory compliance and responsible citizenship
- Regulatory compliance – no material fines received for non-compliance

Communities

- Community relationships boosted by active engagement and provision of local employment and procurement opportunities, infrastructure and services
- Community partnerships and relations strengthened by ongoing collaborative efforts to combat COVID-19
- In June 2022, community unrest due to employment demands temporarily affected operations at Siguiri.
- 146 community complaints received, of which 65% were resolved at year end (2021: 447 and 89% respectively)
- Two human rights violations reported

See *Value by stakeholder* for detail on the financial and other value created and distributed to stakeholders.

Stakeholders affected:

Shareholders, employees, suppliers, governments and regulators, communities

SDGs – Positive impact

INTELLECTUAL CAPITAL

Intellectual capital

- Maintained focus on a robust governance framework, organisational systems and procedures, underpinned by integrating all sustainability systems and processes through our Integrated Sustainability Information Management System (iSIMS). Began systems implementation to increase efficiencies and improve outcomes
- Began implementation of new Climate Change Strategy to enhance proactivity and transparency in mitigating current and future climate risks; measures being taken to strengthen the climate resilience of our business
- Analysis of culture survey results started – will be used to guide learnings on how to improve engagement and collaboration with one another in pursuit of our strategic goals

Stakeholders affected:

Shareholders, employees, suppliers, governments and regulators

For additional information on outcomes and our impacts by stakeholder, see *Prioritise people, safety, health and sustainability* and *Value by stakeholder* in this report.



Geita, Tanzania

Our strategy – an overview

The overall aim of AngloGold Ashanti's strategy is to generate sustainable cash flow improvements and returns over the longer term and, in so doing, to create and preserve value for all our stakeholders.


Supporting our strategy for sustainable cash flow improvements and returns
Prioritise people, safety, health and sustainability
Maintain financial flexibility
Optimise overhead, costs and capital expenditure
Maintain long-term optionality
Improve portfolio quality

FIVE STRATEGIC ENABLERS



- Streamlined, margin-focused portfolio
- Disciplined capital allocation and a strong balance sheet
- Engaged workforce; prioritising employee safety and health
- Values-driven culture
- Responsible corporate citizenship with good governance as the foundation

Our strategy – an overview continued

Our strategy

Five key focus areas enable us to deliver on our overall strategy. They guide decision-making and are aimed at generating increased cash flows; extending mine lives; creating an organic pipeline of economically viable orebodies; and enhancing our social licence to operate.

Overall, these strategic focus areas seek to ensure that:

- Our portfolio is streamlined, optimised and margin-focused
- A robust, disciplined capital allocation framework is in place
- Our workforce is engaged, with employee safety, health and well-being as priorities
- Responsible corporate citizenship, based on our values, and good governance are the foundation of all that we do

Together, the five strategic focus areas work to ensure that AngloGold Ashanti is best placed to create value and be profitable, through the cycle.

Strategic aims by focus area

Focus area	Aims	Link to executive remuneration *(DSP [1] performance metric weighting)* 2022	 2023 [2]

Prioritise people, safety, health and sustainability	This focus area is the foundation of our business and strategy, ensuring alignment between our values and corporate citizenship responsibilities on the one hand and the business's long-term growth, sustainability and profitability on the other.
	People, safety, health
	• Engage with, motivate and reward employees
	• Retain those employees vital to our long-term sustainability and profitability
	• Promote diversity and inclusivity
	• Continue to improve conditions for employee safety and health
	• Strive for zero harm, our ultimate goal
	Sustainability (environment and communities)
	• Be a responsible environmental steward by:
	  ◦ mitigating, minimising and remediating environmental impacts
	  ◦ promoting the efficient use of natural resources and encouraging responsible consumption
	For progress made in 2022 in delivering on this strategic focus area, see *Prioritise people, safety, health and sustainability*
		24%	24%

Maintain financial flexibility	Seeking to enhance financial flexibility will enable access to funding to weather periods of low gold prices, to reward shareholders and to act on strategic opportunities throughout the economic cycle. In particular, we strive to: • ensure sufficient liquidity (cash and available credit facilities) available to meet core funding needs, including growth requirements • implement a flexible, robust, effective capital allocation framework • maintain focus on cash generation For progress made in 2022 in delivering on this strategic focus area, see *Maintain financial flexibility*	35%	35%

Focus area	Aims	Link to executive remuneration (DSP [1] performance metric weighting) 2022	2023 [2]
Optimise overhead, costs and capital expenditure	Systems are in place to assess whether investment and spending decisions are optimally structured and aligned with core business objectives. By optimising spending and investment, we aim to maximise our margins throughout the gold-price cycle, withstanding and even flourishing during periods of low gold prices and continuing to invest in the sustainability of our business without unnecessarily relying on dilutive equity top-ups. For progress made in 2022 in delivering on this strategic focus area, see ***Optimise overhead, costs and capital expenditure***	15%	15%
Improve portfolio quality	We actively manage our asset portfolio to improve the overall mix of our production base as we strive for a competitive valuation as a business. This is key to unlocking the full underlying value of the portfolio. We continue to invest in upgrading the overall quality and longevity of our portfolio by: ▪ Developing new lower-cost mining operations ▪ Extending the profitable lives of our existing operations through brownfields exploration and the discovery of new Mineral Reserve ▪ Targeted acquisitions, implementation of joint ventures and divestments ▪ Improving the efficiency of our mines, fleets and plants, a key aim of the Full Potential Programme For progress made in 2022 in delivering on this strategic focus area, see ***Improve portfolio quality***	15%	15%
Maintain long-term optionality	Our Mineral Resource and Mineral Reserve portfolios, our principle natural capital input, is essential to the successful growth of the business. Improving the quality of this natural capital enhances our ability to create value. To maintain long-term optionality, we aim to continually replenish and increase the Mineral Resource and Mineral Reserve pipeline to sustain the business over time. Key to achieving this are our exploration activities, both greenfields and brownfields, project development and targeted acquisitions. We aim to maintain and replenish a pipeline of economically viable orebodies to support the delivery of sustained long-term value-adding growth. By discovering, developing and exploiting viable orebodies sustainably and cost efficiently, AngloGold Ashanti positions itself to create long-term value. For progress made in 2022 in delivering on this strategic focus area, see ***Maintain long-term optionality***	11%	11%

[1] Deferred Share Plan (DSP), our long-term remuneration and reward incentive in place for executive management

[2] To be voted on/approved by shareholders at the May 2023 AGM. See the ***<NOM>*** *and related voting proxy form for further details. For more detail on the link between delivery on strategic objectives and remuneration, see* ***Rewarding delivery***



Geita, Tanzania

Chairperson's letter



"...it is vital to ensure AngloGold Ashanti remains vibrant and profitable, in order to continue making meaningful contributions to our shareholders and the societies in which we work as an employer, a reliable payer of taxes and a consumer of goods and services from our host communities."

Maria Ramos
Chairperson

Dear Stakeholder,

The year in review was defined by volatility and the uncertainty that comes from Russia's war on Ukraine, rapidly rising inflation, higher interest rates, currency swings and sluggish growth in much of the world. These factors contributed to making global economic and operating conditions -- already precarious before the start of 2022 – even more challenging.

The environment will likely remain challenging in 2023, with stubborn inflation, below-average growth and the war in Ukraine all likely to remain features of the operating landscape; the IMF in its *World Economic Outlook 2023* sees the balance of risk 'tilted to the downside'. Developing economies are especially vulnerable, with populations battling a cost-of-living crisis for citizens and unfolding debt crises for many governments.

In this environment, it is vital to ensure AngloGold Ashanti remains a vibrant and profitable, in order to continue making meaningful contributions to our shareholders and the societies in which we work as an employer, a reliable payer of taxes and a consumer of goods and services from our host communities. Our *Economic value-added statement* shows our performance in these key areas during the year.

Meeting objectives

The overall goal remained clear - to regain cost competitiveness safely and responsibly versus the peer group. The management team remained focused on achieving key objectives set out at the beginning of the year in pursuit of that goal, including through continued investment in the optionality and overall integrity of the portfolio. There remained an emphasis on an improved safety performance while also committing to clear, medium-term emission reduction targets to support the continued drive to achieve net zero emissions by 2050.

Particularly important during the year was the introduction of the new Operating Model, simplifying the company's organisational structure and ensuring greater transparency, consistency and accountability. So, too, was the Full Potential Programme, a comprehensive approach to optimising the performance of each of our mines and plants, all in support of the overall cost competitiveness goal.

Several excellent new, experienced leaders from across the global natural resource industry were brought into the business. They bring news skills, perspectives, and experience in areas as diverse as finance, digital technology, global supply chain and project management, with the strong technical capability and institutional memory that exists within the company.

Early signs are encouraging; despite operating challenges encountered during the year, including flooding in Brazil and various supply chain blockages, as well as ongoing labour shortages in Australia and inflationary pressure across the portfolio, the business met its main performance objectives and achieved guidance on key metrics of production, capital expenditure and all-in sustaining costs. This result supported headline earnings of $544m and free cash flow before growth capital expenditure – the metric on which we base our dividend payments -- of $996m.

Maintaining this greater consistency over a sustained period will be the ultimate test for our business.

Delivering catalysts for change

The year-on-year increase in cash costs held at around 6%, or roughly half of the aggregate input inflation experienced by the business. This result was underpinned by improvements across our key assets, which are well catalogued in this report. Of note was the excellent progress at Obuasi in Ghana after a sill-pillar collapse in 2021 caused production to be suspended for almost half the year. Following steps to improve the safe operation of the mine, the site team resumed mining, achieved their targets and advanced the reinvestment project that will facilitate the full ramp-up of the mine in the years ahead.

Realising Obuasi's potential was one among the important catalysts achieved during the year. Others included the continued improvement in the overall Mineral reserve life of our portfolio, the release of the outstanding cash balances in the DRC and demonstrating the ability to offset corporate taxes against outstanding value-added tax balances in Tanzania.

Great progress was also made in Nevada, where the team combined ongoing exploration success with two bolt-on acquisitions to bring AngloGold Ashanti's overall Mineral Resource near the town of Beatty, in the south of the state, to 8.4Moz. This programme of disciplined investment has provided us a large – and growing – development option in one of the world's most attractive mining jurisdictions.

While these achievements are route markers in the journey to improve AngloGold Ashanti's valuation, we have some way to go to narrow the deficit with our peer group. While our CEO, Alberto Calderon, has been clear that 2023 is a transitional year as we move toward narrowing the valuation gap with peers, we will continue to invest in improving the quality and integrity of the portfolio.

This includes the programme to buttress the ***Calcinados tailings storage facility*** which services the Queiroz plant within our AGA Mineração operating unit in Brazil. Important to note is that the operational and structural integrity of this TSF remains safe and stable, per the conclusions of recent assurance assessments by external consultants and AngloGold Ashanti's own TSF team. The buttressing programme follows completion of a detailed risk assessment, required by a new regulation introduced in Brazil in 2022, and will bring the post-liquefaction factor of safety of this facility in line with the international standards currently regarded as best practice.

Improving sustainability

Safety remains the overall priority for our business and provides further evidence of improved performance. After two tragic fatalities on our mines in 2021, it is encouraging to report a fatality-free 2022 at the mines operated by the Company, alongside a 41% reduction in injury rates to well below our peer group average. Both the Board and Executive are seized with the importance of maintaining a safe workplace for all employees and contractors and will remain focused on implementing our safety strategy and maintaining a culture of continuous improvement.

The Board approved a Discrimination and Harassment Standard during the year, supported by a communication campaign led by the CEO and his executive entitled 'Don't Cross the Line,' which stressed a zero-tolerance approach to any disrespectful, inappropriate and harmful behaviour. Processes have been established for confidential, victim-centered reporting.

Our new Climate Change Strategy will help ensure we are well placed to cope with changing weather patterns. An important step in this journey was taken in October when new, ambitious targets were set to reduce absolute Scope 1 and 2 GHG emissions by 30%, by 2030 (as compared to 2021). This target, which follows a 67% reduction in emissions since 2007, carries the full endorsement of the Board. Successful execution will require significant investment in renewable energy across our main operating jurisdictions as we work with providers of solar and wind power to further improve the quality of our energy mix. Our goal remains to achieve net zero Scope 1 and 2 emissions by 2050, in line with the Paris Agreement.

Conclusion

Sadly, in October our fellow director, Nelisiwe Magubane, passed away suddenly. Nelisiwe's unique perspective from a long career spent in Africa's electricity sector, as well as her valuable contribution to discourse at the Board, will be sorely missed.

We are fortunate to have an experienced and dedicated management team to implement AngloGold Ashanti's strategy with oversight from an experienced, multi-disciplinary board of independent, non-executive directors. The company's leadership has been infused with exceptional talent from across the mining industry in the past year. The executive team has been finalised with the appointment of Gillian Doran as Chief Financial Officer and Executive Director from January of 2023. While we welcome Gillian to the Company, I would like – on behalf of the Board – to thank Ian Kramer for expertly discharging his duties as Interim CFO.

Thanks are due, too, to my fellow directors for their diligence and guidance throughout this past year. On behalf of the Board, I also offer my thanks to the senior management team for their professionalism and dedication, to the thousands of employees who make it their business each day to ensure that this company will safely and responsibly improve its performance for the benefit of so many who depend on this business in one way or another for their livelihoods. Finally, to the diverse stakeholders upon who we depend for our licence to operate, I extend both our thanks and commitment to be responsible custodians of the resources entrusted to us.

Sincerely,

Maria Ramos
Chairperson
15 March 2023

Board leadership



Independent non-executive directors

Maria Ramos (64) Chairperson	**Rhidwaan Gasant** (63) Lead Independent Director	**Kojo Busia** (60)	**Alan Ferguson** (65)	**Albert Garner** (67)
MSc, BCom (Hons), Banker Diploma, Certified Associate of the Institute of Bankers (SA)	BCompt (Hons), CA(SA), ACIMA, CGMA, Executive Development Programme	PhD, MA, BA	BSc (Accountancy and Business Economics), CA(Scotland)	BSE (Aerospace and Mechanical Sciences)
Appointed: June 2019 and as Chairperson in December 2020	**Appointed:** August 2010	**Appointed:** August 2020	**Appointed:** October 2018	**Appointed:** January 2015
Expertise: 1 2 3 4 6 7 9 10 11	1 2 3 6 7 8 9 10 11	1 2 3 4 7 9	1 2 3 5 6 7 9	1 2 3 6 7 8 9
Committees: • Nominations and Governance (C) • Social, Ethics and Sustainability	**Committees:** • Audit and Risk • Remuneration and Human Resources • Nominations and Governance • Investment	**Committees:** • Social, Ethics and Sustainability (C) • Nominations and Governance • Investment	**Committees:** • Audit and Risk (C) • Remuneration and Human Resources • Nominations and Governance	**Committees:** • Remuneration and Human Resources • Investment

(C) Chairperson

Board expertise

1 **Board experience**	2 **Leadership experience**	3 **Strategy development**	4 **Environment, health and safety**	5 **Mining/ engineering**	6 **Financial acumen/ accounting**
7 **Corporate governance**	8 **Legal**	9 **Risk management**	10 **Technology and innovation**	11 **Human resources/labour**	



Independent non-executive directors			Executive directors	
Maria Richter (68)	**Scott Lawson** (61)	**Jochen Tilk** (59)	**Alberto Calderon** (63) Chief Executive Officer	**Gillian Doran** (46) Chief Financial Officer
BA, Juris Doctor	MBA, BSc (Civil Engineering),	Bachelors and Masters in Mining Engineering	PhD, MPhil, MA, Juris Doctor, BA	Fellow Member of Association of Chartered Certified Accountants (FCCA)
Appointed: January 2015	**Appointed:** December 2021	**Appointed:** January 2019	**Appointed:** September 2021	**Appointed:** January 2023
Expertise: 1 2 3 6 7 8 9 11	2 3 4 5 9 10	1 2 3 4 5 7 9	1 2 3 4 6 7 8 9 10 11	1 2 3 6 7 9
Committees: • Remuneration and Human Resources C • Nominations and Governance • Audit and Risk	**Committees:** • Social, Ethics and Sustainability • Investment	**Committees:** • Investment C • Audit and Risk • Social, Ethics and Sustainability • Nominations and Governance	**Committees:** • None	**Committees:** • None

Changes to Board composition

- Christine Ramon retired from the Board effective 30 June 2022
- Nelisiwe Magubane passed away on 30 October 2022
- Gillian Doran was appointed as Chief Financial Officer and Executive Director with effect from 1 January 2023

Corporate governance

AngloGold Ashanti's Board is guided by its commitment to embedding sound governance principles and practices at all levels of the Company.

These underpin value creation and the long-term sustainability of our business and are crucial to the achievement of our business objectives and delivering on our strategy. AngloGold Ashanti's governance structures and processes demonstrate our commitment to high standards of business integrity and ethics, and are supported by our values-driven culture and Code of Business Principles and Ethics (Our Code).

Our Code of Business Principles and Ethics (Code) is fundamental to our culture of performance with integrity. This Code sets out our expectations for the conduct of our directors, employees, contractors and consultants and affirms our commitment to the highest standards of integrity and ethics in the conduct of our business.

In 2023 we will be launching an updated Code of Business Principles and Ethics to underpin the rollout of AngloGold Ashanti's new values, demonstrating alignment and consistency of a values-based organisation

AngloGold Ashanti reviewed its application of the King IV principles – ethical culture, good performance, effective control and legitimacy – and is satisfied that the Company has adopted these principles and the recommended practices. A statement on our application of these principles is available online at ***www.anglogoldashanti.com***.

Key Board considerations

Standing agenda items at Board meetings include a comprehensive CEO report covering, *inter alia,* operational and safety reviews and performance, progress towards strategic objectives, presentation of the financial performance and forecasts by the CFO and reports from chairpersons' of Board committees. In addition to these items, the Board considered the following key matters during 2022.

FEBRUARY

Considered
- Results of the 2021 Board evaluation

Approved
- Annual financial results for 2021
- Final dividend declaration
- Directors' Minimum Shareholding Policy

MARCH

Approved the Company's 2021 suite of annual reports

MAY

Held
- AngloGold Ashanti AGM

Considered
- Full Potential Programme

Approved
- Delegation of authority
- A2X secondary listing
- Board charter and committees' terms of reference
- Modern Slavery Report
- Group Scope 1 and 2 GHG emission reduction targets

JUNE

Held
- Annual strategy planning session and agreed near-term strategic imperatives that would focus on:
  - Embedding the new operating model
  - Rollout of the Full Potential Programme across the portfolio
  - Improving the quality, unit cost, margin and/or risk profile of the asset
  - ESG considerations integrated into all strategic initiatives
  - Conducted a site visit in Nevada

AUGUST

Received
- Training on climate change, including developments in climate change and sustainability reporting

Approved
- Interim results for 2022
- Interim dividend declaration
- Acquisition of Coeur Mining Incorporated's Southern Nevada properties (Sterling properties)

NOVEMBER

Considered
- Progress on the organisational culture and values transformation journey

Approved
- Group Risk Management Framework, plan and risk tolerance statement
- Several Group-wide policies
- Directors to retire and be re-elected at the AGM
- Board succession plan
- Board annual plan and priorities for 2023
- Interrogated and approved the budget and business plan for 2023

Board composition

The Board seeks to ensure AngloGold Ashanti remains a responsible corporate citizen by delivering on its financial performance objectives and pursuing environment, social and governance (ESG) principles, striving to enhance the economic life of host communities and to protect and minimise harm to the environment – see *page 29* for the Board's response to climate change. The Board acts with independence and its members have the appropriate competencies and experience to execute their fiduciary duties.

New directors are appointed by the Board on recommendation by the Nominations and Governance Committee, which conducts rigorous credential assessments of each potential candidate. Several factors including relevant legislative requirements, best practice, the candidate's qualifications and skills and the requirements of AngloGold Ashanti's Directors' Fit and Proper Standards are considered in appointing new Board members. Their appointments are subject to shareholder approval at the annual general meeting following their appointment by the Board. Pursuant to our Memorandum of Incorporation, one-third of directors are required to retire at each annual general meeting and, if eligible and available for re-election, are put forward for re-election by shareholders. The directors due to retire at the forthcoming annual general meeting are Rhidwaan Gasant, Alan Ferguson and Albert Garner. They are all eligible and have offered themselves for re-election. Gillian Doran, who was appointed since the last annual general meeting, will be standing for election as a director of the Board. See the *<NOM>*.

Board succession planning

The Board, assisted by the Nominations and Governance Committee, regularly reviews its composition to ensure a balance in skills, expertise, independence and diversity attributes as well as an optimal mix of tenure levels and meet the company's needs, and provide effective oversight and well-informed decision-making. During the year, a formal succession plan was developed and implemented to proactively address anticipated director departures, Board and committee chairperson changes as well as skills that may be required due to changes in the governance and regulatory landscape.

Independence of directors and conflicts of interest

AngloGold Ashanti is governed by a unitary Board of Directors, which consists of ten directors – eight independent non-executive directors and two executive directors. In determining director independence, we are guided by King IV, the Companies Act, the JSE Listings Requirements, the NYSE independence rules and our internal policy on independence, as well as best practice. For 2022, all non-executive directors were assessed as being independent in terms of mind, character and judgement. The Board continues to have an appreciation for the valuable experience and institutional knowledge provided by Rhidwaan Gasant, who has been on the AngloGold Ashanti Board for more than 12 years.

Directors are required to declare their interests annually and to disclose any conflicts of interest, and when they arise, to determine the extent to which the conflict may impact the performance of their duties at AngloGold Ashanti. Once a conflict has been disclosed, it is managed appropriately by the Board. A Declaration of Interest form is maintained by the company secretary and any new interest or potential conflict is declared at each meeting.

Members of the Board
10

Independent non-executive directors
8

Executive directors
2


Obuasi, Ghana

Corporate governance continued

Board diversity profile

AngloGold Ashanti recognises the benefits of promoting broader diversity at Board level, including diversity of gender, race and ethnicity, culture, age, field of knowledge, skills and experience, and geography. These attributes are considered in determining the optimal composition of the Board as well as succession planning, and when possible, will be balanced appropriately for the Board to be effective as a whole.

To promote gender diversity, a target of at least 40% female Board members was established and, for AngloGold Ashanti to leverage the benefits of a globally diverse Board, the Board introduced a racial diversity target of 50% black representation (including African, Indian, Coloured and other foreign black nationals) on the Board.

The Board's progress toward its diversity targets deteriorated during the year following the departure of two black female directors. Recognising that much remains to be done to reach its diversity targets, improving gender and racial diversity remains a strong focus for the Board during the recruitment of new directors and succession planning. The Board has already taken action by appointing Gillian Doran, who joined the Board on 1 January 2023 as CFO.

Gender diversity



Target: 40% female representation
100
80
60
40
20
0
44%
56%
36%
64%
30%
70%
2020
2021
2022
Women
Men

Racial diversity



Target: 50% black representation
100
80
60
40
20
0
44%
56%
36%
64%
20%
80%
2020
2021
2022
Black
White

Tenure of non-executive directors



3.0
2.5
2.0
1.5
1.0
0.5
0.0
1
2
3
2
9 years or longer
6 to 8 years
3 to 5 years
less than 3 years

Age profile



80
70
60
50
40
30
20
10
0
10%
44%
36%
10%
56%
64%
80%
40 - 49 years
50 - 59 years
60 - 69 years
2020
2021
2022

Average tenure for non-executive directors:

5.3 years

Geographical diversity



2
2
1
2
1
1
1

South African	2
American	2
American/Panamanian	1
Ghanaian	1
British	1
Canadian	1
Australian	2

The information above includes Gillian Doran who joined the Board on 1 January 2023.

Board skills matrix


Strategy development
Leadership experience
Risk management
Board experience
Corporate governance
Legal
Financial acumen/accounting
Environment, health and safety
Human resources/labour
Technology and innovation
Mining/engineering
100%
100%
100%
90%
80%
30%
70%
50%
40%
40%
30%
0
20
40
60
80
100

Directors' dealings in shares and closed periods

In accordance with statutory and regulatory requirements, Directors, Prescribed Officers and any restricted employees may not deal directly or indirectly in the securities of the Company during specific closed or prohibited periods. All Directors and the company secretary require prior approval from the Chairperson to deal in the Company's securities.

The Chairperson of the Board must obtain written approval from the Lead Independent Director, or in his/her absence, the chairperson of the Audit and Risk Committee. The company secretary retains a record of all such share dealings. For prescribed officers written approval must be obtained from the CEO before dealing in AngloGold Ashanti securities.

Directors' time commitments and external appointments

The Board appreciates the benefits that wider boardroom exposure provides for directors. However, the number of external appointments undertaken by a director is monitored to ensure that adequate time is committed to AngloGold Ashanti, and the effective discharge of the director's duties and responsibilities, as well as to align with shareholder advisory companies' guidelines on overboarding. When making new appointments the Board takes account of other demands on a potential director's time and, prior to appointment, significant commitments are required to be disclosed with an indication of the time involved.

For existing directors, additional external appointments must not be undertaken without prior approval of the Chairperson of the Board to ensure that directors have sufficient time to dedicate to the affairs of the Company. Additional directorships for the Chairperson are subject to approval by the lead independent director.

Details of the Directors' external appointments can be found on the Company's website at *www.anglogoldashanti.com*.

Non-Executive Directors' minimum shareholding requirements

In February 2022, the Board approved a minimum shareholding policy for non-executive directors, in order to strengthen the alignment between the interests of non-executive directors and those of AngloGold Ashanti's shareholders and to ensure long-term sustainable decision making.

Non-Executive Directors are required to acquire and hold a minimum shareholding in AngloGold Ashanti shares, equivalent to 150% of their annual base fee within four years of the effective date of the policy for existing non-executive directors, and from the effective date of appointment for new non-executive directors. However, in accordance with the policy, a non-executive director may not hold shares in AngloGold Ashanti which are material to his/her personal wealth, as this may adversely impact the non-executive director's independence.

Details on Non-Executive Directors' minimum shareholdings may be found on page 152 in *Rewarding delivery.*

Corporate governance continued

Board and committee structure and delegation of authority

AngloGold Ashanti Board

The overriding role of the Board is to seek to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management. The Board is supported by five committees to which it delegates certain functions without abdicating any of its own responsibilities. This process of formal delegation involves documented and approved terms of reference, which are reviewed annually, or more often when required.

The latest approved Board Charter and Committees' terms of reference, containing detailed information regarding their respective responsibilities and mandates, are available online.

See ***Governance*** on ***www.anglogoldashanti.com***

Delegation of Authority

In 2022, we undertook a comprehensive review of the Group's Delegation of Authority framework. Following this rigorous review process, a single group-wide Delegation of Authority, aligning all critical decisions across the Group, was adopted to replace the previous Group Delegation of Authority and various regional and in-country Delegations of Authority. This single Group-wide Delegation of Authority includes Board authorities and authorities of the CEO and the rest of the organisation.

The Board is satisfied that the delegations in place contribute to role clarity and the effective exercise of authority and responsibilities.

Audit and Risk Committee

A Ferguson (Chairperson), R Gasant, M Richter, J Tilk

- Oversees the integrity of our financial reporting, the existence of proper internal controls, the integrity of the ***<IR>*** and ***<AFS>***, and of our risk management processes
- Assesses AngloGold Ashanti's continuing ability to operate as a going concern, assists the Board with oversight of IT governance, risk management and the Group ethics and regulatory compliance programme
- Seeks to ensure the Company has qualified independent external auditors and internal auditors

More detailed information on the committee's achievements is available in the ***<AFS>***

Social, Ethics and Sustainability Committee

K Busia (Chairperson), S Lawson, M Ramos, J Tilk

- Key responsibility is to assist the Board in monitoring matters relating to safety, health, the environment and ethical conduct, and to ensure that AngloGold Ashanti develops and behaves as a responsible corporate citizen
- Seeks to ensure that our sustainability strategy positions AngloGold Ashanti as a leader in mining and that sustainability objectives are effectively integrated into the business
- Oversees the integrity of and approves the ***<SR>***

More information on the work accomplished by the committee during the year. See the ***<SR>***

Remuneration and Human Resources Committee

M Richter (Chairperson), A Ferguson, A Garner, R Gasant

- Assists the Board in ensuring that AngloGold Ashanti remunerates fairly, responsibly and transparently so as to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term
- Reviews, oversees and, where appropriate, approves human resources Group policies and strategies aimed at creating and sustaining the technical and managerial excellence required to support the attainment of the Company's global objectives and achieve a globally competitive workforce

More information on the achievements of the committee is available in the ***Remuneration and Human Resources Committee chairperson's report***

Nominations and Governance Committee

M Ramos (Chairperson), K Busia, A Ferguson, R Gasant, M Richter, J Tilk

- Assists the Board in the implementation of programmes aimed to ensure the Board's composition and size is appropriate at all times, oversees the performance evaluation of the Board and its committees, as well as the independence assessment and qualification and competence of the company secretary
- Considers the extent to which the general corporate governance mechanisms and frameworks of the Company are appropriate and effective, and makes appropriate recommendations to the Board
- Develops processes to identify, assess and recommend Board candidates for appointment as executive and non-executive directors, including the Chairperson and CEO, as well as the company secretary, and at the same time considers succession planning for the Board

Investment Committee

J Tilk (Chairperson), K Busia, R Gasant, A Garner, S Lawson

- Assesses individual capital projects and investment and divestment opportunities to ensure that they are in accordance with AngloGold Ashanti's primary mission to create sustained shareholder value in the long term
- Seeks to ensure that project and investment evaluation guidelines, including appropriate strategic, operational, financial, technical and sustainability guidelines and other procedures for the allocation of capital, are consistently and properly applied
- Oversees the integrity of and approves the *<R&R>*

Executive Committee

As CEO, Alberto Calderon is responsible for the execution of AngloGold Ashanti's strategy and reports to the Board. He chairs the Executive Committee that is responsible for the day-to-day management of the Group's affairs. The committee's work is supported by country and regional management teams as well as by Group corporate functions.

Board and committee meeting attendance

Directors' attendance at Board and committee meetings during 2022 was as follows:

	Board [3]	Audit and Risk	Investment	Remuneration and Human Resources	Social, Ethics and Sustainability	Nominations and Governance [4]
Number of meetings in 2022 [5]	**9**	**7**	**7**	**9**	**5**	**7**
MDC Ramos	9	n/a	n/a	n/a	5	6
KOF Busia	9	n/a	7	n/a	5	6
A Calderon	9	n/a	n/a	n/a	n/a	n/a
AM Ferguson	9	7	n/a	9	n/a	7
AH Garner	9	n/a	6	9	n/a	n/a
R Gasant	9	7	7	9	n/a	7
SP Lawson	9	n/a	7	n/a	5	n/a
NVB Magubane [1]	6	4	n/a	n/a	4	n/a
KC Ramon [2]	4	n/a	5	n/a	n/a	n/a
MC Richter	9	7	n/a	9	n/a	6
JE Tilk	9	7	7	n/a	5	6

(1) NVB Magubane passed away on 30 October 2022

(2) KC Ramon retired from the Board with effect of 30 June 2022

(3) During 2022 the Board held six scheduled meetings and three special meetings

(4) Members of the Nominations and Governance Committee participated in an additional meeting in respect of the recruitment of the CFO

(5) All committees held four scheduled meetings during the year

Corporate governance continued

Board and committee effectiveness

Unless determined otherwise by the Board, an evaluation of the Board, its committees, the chairperson and individual directors is conducted every two years. Every alternate year, an opportunity is provided for consideration, reflection and discussion by the Board of its performance and that of its committees, the chairperson and its members. During 2022, the Board continued to monitor progress towards agreed action plans for specific focus areas identified in the 2021 performance evaluation.

The Board recognises the need to focus on building a strong culture within the organisation and has endorsed and supported the culture journey and values refresh the Company has embarked on. With this in mind, it was necessary for the Board to ensure it was conscious of its own culture, how it aligned with the Company's culture and how it could best enable leadership on this journey. As part of the Board effectiveness process, the Board commissioned an externally facilitated assessment of the Board culture during the year.

Outcomes of the assessment defined the Board's current culture as ethical and collegial, with accountability for and focus on safety, sustainability, governance and environmental responsibility as well as on the delivery of shareholder value. The assessment further indicated a strengthening of alignment between the Board and executive leadership, with a focus on strategy and longer-term sustainability.

Other aspects of Board effectiveness include a robust induction programme that all new directors are required to complete before their first Board meeting to become familiar with the Company, their duties and responsibilities as directors and receive information required to be effective in their role.

The Board also provides continuing professional training and development for directors, which covers topics relevant to the operations of the Company, industry and regulatory environment and includes site visits. During the year, directors attended site visits at Obuasi and in Nevada.

For further information on the organisational culture journey and values refresh, see ***Revitalising our culture, refreshing our values*** and the ***Remuneration and Human Resources Committee chairperson's letter***.

Company secretary

The company secretary is responsible for developing, implementing and maintaining effective processes and procedures to support the Board and its committees in the discharge of their duties and responsibilities. The company secretary advises the Board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

In accordance with the JSE Listings Requirements, the Board evaluated the qualifications, competence and experience of the company secretary for 2022 and was satisfied that Leeanne Goliath is qualified to serve as company secretary. Leeanne has experience as a company secretary and in corporate governance and securities and exchange regulatory requirements applicable in South Africa and other jurisdictions, gained during her tenure working in regulated and listed companies. Leeanne holds BCom and MBA degrees as well as certificates for the Management Advanced Programme and in Advanced Company Law. The Board also confirmed the company secretary's independence and that she maintains an arms-length relationship with the Board.

Other governance practices

Legal, ethical and regulatory compliance

The Group's geographical spread makes its legal and regulatory environment diverse and complex. The Board has oversight responsibility for ensuring that the Company complies with applicable laws and regulations, codes and standards, and has delegated this responsibility to the Audit and Risk Committee.

Group Compliance plays an essential role in the management of designing and implementing appropriate compliance policies and procedures.

During 2022, Group Compliance continued with activities aimed at enhancing the Company's governance. Key among these activities were:

- Leading a benchmarking exercise and review of AngloGold Ashanti's governance documents. A Group-wide documents standard was launched to establish the AngloGold Ashanti controlled documents framework, creating consistency and purpose across different document types. As part of the new group-wide documents framework, Group Compliance manages the development, amendment, review, approval process and publication of all group-wide documents. Group Compliance also manages the only internal repository for Group-wide documents. Policies demonstrate the organisation's aspirational commitments to achieve its objectives and describe the behaviours and actions of the organisation. Beneath each policy, group-wide standards set out the minimum mandatory requirements for how AngloGold Ashanti will deliver the commitments in the policies and group-wide procedures set out how mandatory requirements must be performed to mitigate key risks
- The publication of new group policies in relation to Asset Security and Value Protection, Business Integrity, Health, Safety and Security, Operations and Mineral Resource Development, People, Sustainability and a new Supplier Code of Conduct
- The global rollout of the anti-bribery and anti-corruption online training to all employees with computer access. The training covers anti-bribery and anti-corruption, payments to government officials, gifts, hospitality and sponsorships, engagement of agents and intermediaries, conflicts of interest, reporting wrongdoing, and political donations and activities
- Tracking and monitoring compliance with laws and regulations, including self-certification processes and legal registers, by country
- The rebranding of our whistleblowing platform to "Speak-up" with updated communication and increased awareness around the availability of this platform. AngloGold Ashanti continued to have a robust Speak-Up platform, administered by a third-party, to which all employees, directors, officers and external parties have access via hotlines, email and web facilities. Reporting is anonymous unless the reporter specifically nominates to disclose his or her identity. All concerns are carefully investigated, and feedback is provided through the third-party service partner to the person raising the concern. Speak-up results are communicated quarterly to the Audit and Risk Committee as well as the Social, Ethics and Sustainability Committee and to the Serious Concerns Committee, a management committee. Whistleblowing plays a key role in giving credence to the Board's commitment to ethical leadership and responsible corporate citizenship

- Continued development of a compliance programme aligned with "best practice" principles identified by, among others, bodies responsible for the prosecution of violations of key extra-territorial legislation such as the US Foreign Corrupt Practices Act, and that are adaptable at an operational level to enhance the effectiveness of the compliance framework
- Continued embedding of our responsible sourcing programme to align suppliers with our business ethics and values. Our Supplier Code of Conduct encourages all suppliers, including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly on human rights practices, labour relations and employment practices, the environment, our anti-bribery and corruption policies, and safety procedures, policies and standards. Our approach to suppliers involves mandating that responsible environmental, social and governance practices are carried out by those we associate and/or do business with. Suppliers are assessed on their governance conduct in addition to their socio-economic behaviour
- Regular assessment of the online registers for gifts, hospitality and sponsorship and conflicts of interest
- Business unit assessments for risks related to bribery and corruption, including virtual assessments as part of our combined assurance audit programme

External and internal standards and regulations

AngloGold Ashanti complies with legislative and regulatory requirements, including several external and voluntary industry and international standards and recommendations that are relevant to the business.

AngloGold Ashanti is a member of, and a signatory to, the:

- Extractive Industries Transparency Initiative (EITI)
- International Council on Mining and Metals (ICMM)
- International Cyanide Management Code
- Principles of the United Nations Global Compact (UNGC)
- Responsible Gold Mining Principles
- Sustainability Accounting Standards Board
- United Nations Guiding Principles on Business and Human Rights
- United Nations Women Empowerment Principles (WEP)
- Voluntary Principles on Security and Human Rights (VPSHR)
- World Gold Council's Conflict-Free Gold Standard and Responsible Gold Mining Principles

We are committed to complying with the following standards:

- International Bill of Human Rights
- Universal Declaration on Human Rights

In addition, we have Group policies and charters to which we adhere. Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in several measures being introduced by industry-related organisations of which we are part, to prevent gold and other commodities from being used to fund conflict and other violations of human rights.

By virtue of its securities being registered with the United States Securities and Exchange Commission (SEC), AngloGold Ashanti is also subject to the various securities laws applicable in the United States. This is in addition to being subject to the various listing requirements applicable for all the stock exchanges on which the Company's shares or depositary receipts are listed. These are the Johannesburg, New York, Ghana and Australian stock exchanges.

Climate change

The Board recognises the impacts of climate change that could exacerbate existing mining-related risks and the effect on ecosystems, communities and employees.

The Board previously approved a Climate Change Strategy, and the Company published its inaugural Climate Change Report in late 2021, which is aligned to the recommendations of the Task Force on Climate-related Financial Disclosures. Furthermore, as a member of the International Council on Mining and Metals, AngloGold Ashanti was part of a landmark climate change commitment to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050 and to accelerate action on Scope 3 GHG emissions, including setting credible targets in partnership with its suppliers.

During the year, the Board endorsed the Company's commitment to achieve a 30% reduction in its absolute Scope 1 and 2 GHG emissions by 2030 (as compared to 2021) through a combination of renewable energy projects, fleet electrification and lower-emission thermal power sources. The capital cost required to achieve these reductions over the next eight years was anticipated to be approximately $1.1 billion, of which about $350m would be funded over that period by the Company and the balance through third-party funding, including from providers of renewable energy infrastructure. Climate change will remain a priority in future years and the Board will monitor the Company's progress towards its GHG emission reduction targets. See ***Climate change disclosure.***

Governance of supply chain management and procurement policies

Effective supply chain management, undertaken with integrity, fairness and transparency and in line with our values and governance principles, adds value to our business, by improving efficiency, relationships and reputation, ultimately, impacting our long-term sustainability. As a global company, responsible management of our supply chain is an increasingly important ethical, equality and human rights consideration.



Compliance with laws and regulations	Fraud, bribery and corruption	Conflicts of interest	Gifts, hospitality and sponsorship	Responsible sourcing	Confidential reporting	Compliance risk assessments

Corporate governance continued

Responsible supply chain management has the potential to add value to communities, local governments and society, particularly in developing countries. We have adopted a cross-functional approach to supply chain management to ensure best practice, which includes complying with international human rights and labour standards and the economic participation of local stakeholders.

In 2022, we launched a new Supplier Code of Conduct which continues to set expectations for our suppliers. All suppliers are required to review, understand and comply with our Supplier Code of Conduct, all relevant laws and industry regulations and notify AngloGold Ashanti if they become aware of any action which does not comply with any of these. This is a condition of doing business with AngloGold Ashanti. A breach or other violation of the Supplier Code of Conduct could result in a review or termination of the supplier's contract with AngloGold Ashanti. Our suppliers shall conduct business activities with integrity, dignity and respect, including not taking unfair advantage of AngloGold Ashanti or other parties through misrepresentation of facts or any dishonest practices.

Responsible sourcing

AngloGold Ashanti aims for the communities and societies in which we operate to be better off for our having been there. This aim is supported by our commitment to do no harm, to make responsible use of natural resources, and to contribute to sustainable development, as well as by our local procurement policy which aims to stimulate economic development within the communities and countries in which we operate. The success of this commitment is evident when considering the 96% localisation spend achieved for 2022 (2021: 93%) on a global basis.

2023 focus areas

In line with AngloGold Ashanti's status as a signatory to the UN WEP and the UN Global Compact, WEP is receiving focus and is being included as part of our Sustainable Mining Plan. These principles will form part of our responsible sourcing objective and human rights policies.

Considerable emphasis is being placed on greater supply chain transparency and reporting of ESG impacts. Risk exposures are driving our level of enhancement to improve the integration of risk assessments into identifying new and emerging sustainability risks in existing suppliers, including potential integration of real-time data.

Tax strategy and tax management policy

Our tax strategy, which is aligned with our business strategy and its objectives, is to manage all our global tax obligations in a transparent, responsible and sustainable manner, within the governance framework established by our Tax Management Policy while respecting the differing interests of all our stakeholders.

The principles governing the Group's tax strategy and policy are reviewed and approved by the Board which, through the Audit and Risk Committee, monitors adherence to the policy.

We recognise that AngloGold Ashanti must earn and maintain its social licence to operate in partnership with government and community stakeholders, thus contributing towards our sustainable future in the countries where we operate. Aligned with our vision, mission and values, we acknowledge our obligations as a responsible corporate citizen and that our operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which we conduct our business.

As a member of the EITI, a global standard to promote open and accountable management of natural resources, AngloGold Ashanti is committed to reporting the amounts paid to governments in respect of our operations in those countries that have implemented the standard.

Our Tax Policy governs the management of tax throughout AngloGold Ashanti and confirms the defined parameters within which the Board-approved tax strategy is applied.

The tax governance framework requires AngloGold Ashanti to have a combination of suitably skilled resources and internal processes, together with internal and external assurance.



Mineração, Brazil

Our approach to transparency and tax

Our approach to tax is underpinned by the AngloGold Ashanti values, which include sustainability. We also value the communities and societies in which we operate and want them to be better off for AngloGold Ashanti's having been there.

The principles set out below govern our global approach to tax:

- **Compliance:** We respect and comply with the legal framework of the countries in which we operate, meeting our tax obligations on time. We comply with local and global rules with respect to transfer pricing and cross-border transactions.
- **Corporate citizenship:** We engage constructively with tax authorities in the countries in which we operate in an open and fair manner. We support sustainable relationships in dealing with global tax authorities. We communicate with tax authorities to resolve uncertainties as soon as practical.
- **Transparency in our dealings with governments:** We are transparent with regard to the taxes paid to governments as we believe that this allows our stakeholders to understand the contribution we make and the integrity of our tax systems.
- **Risk management and governance:** We are committed to strong governance. We identify, investigate, assess and report tax risks in terms of our global audit and risk framework. On a quarterly basis, we report on tax risks and uncertainties to the Audit and Risk Committee.
- **Business rationale:** AngloGold Ashanti tests the commercial rationale of its transactions. We seek to manage our tax affairs in a manner that contributes to sustainable business performance and long-term shareholder value. Accordingly, we do not engage in aggressive tax planning.
- **We advocate fair tax treatment:** We engage in the tax reform processes of international tax rules and local tax rules in the jurisdictions in which we operate. This supports the principle that tax systems should be fair, certain, efficient and competitive in order to support growth, jobs and long-term sustainable tax contributions.

Digital technology

Digital technology is integral to AngloGold Ashanti's functions and operations and their ability to deliver value and effectively manage digital technology risk. The Board has delegated the governance of digital technology to the Audit and Risk Committee, which has ensured the establishment of a Digital Technology Governance Framework.

The Governance Framework supports effective and efficient management and decision-making in respect of the utilisation of technology resources to facilitate the achievement of the Company's objectives and the management of digital technology related risk.

In accordance with the recommendations of King IV, a policy that addresses the governance of digital technology has been adopted. In addition, the Audit and Risk Committee receives updates on the digital technology strategy.

Annual audits are conducted by both internal audit and the external auditor, and any failures or issues of non-compliance are remediated by the digital technology function. Additionally, annual risk assessments are completed and surfaced within AngloGold Ashanti's risk management system.

Disaster recovery and business continuity plans for digital technology are in place and tested annually.

Digital technology has formal processes and a cyber security operation centre in place to ensure threats are actively managed, with the objective of adequately protecting the Company's digital technology assets and the confidentiality, integrity and availability of information.



Mineração, Brazil

World in which we operate

In this segment:

World in which we operate



Our external operating environment

Our external operating environment is dynamic and complex, with external factors beyond our control influencing our ability to deliver on our strategy and create value.

The most prominent external event of 2022 – Russia's war in Ukraine – continues to have far-reaching impacts on global supplies of oil, gas and grain, among other commodities. The continuing hostilities have exacerbated global inflation and interest rates and increased the prospect of a global recession in 2023. Increased inflationary pressure placed upward pressure on costs for the business and society at large, creating the potential for economic, social, and subsequent political disruptions, including in those jurisdictions in which we operate. There may be a consequent impact on the global natural resources sector as governments and society respond to this inflationary pressure.

The COVID-19 environment has stabilised as more people acquire some level of immunity from vaccination and previous infections. Reported cases across our employees and contractors remain mild and asymptomatic with no severe cases or deaths from COVID-19 reported in 2022. However, we remain vigilant and our COVID-19 crisis preparedness and response plan remains in place to enable prompt action and business continuity should the situation change.

Investors continued to increase their call for the companies in which they invest to improve their sustainability practices, governance and contributions to society while reducing their impact on the environment.

Major external factors affecting AngloGold Ashanti are:

- Global geopolitical and macro-economic uncertainty, including inflation, skilled labour shortages, supply chain disruptions and energy shortages
- Growing climate crisis and increasing pressure to decarbonise operations
- Uncertain and increasingly rigorous regulatory requirements
- Increased demands for employment and other value chain opportunities from local communities
- Increasing stakeholder and societal expectations, particularly in relation to ESG performance and disclosures
- Pressure from international credit ratings


Geita, Tanzania

Our external operating environment continued

Global geopolitical and macro-economic uncertainty, including inflation, skilled labour shortage, supply chain disruptions and energy shortages

Explanation and impact

Economic uncertainty and heightened geopolitical tensions impact several factors that can influence commodity prices, exchange rates, and interest rates. These factors together with investor sentiment influence the gold price, which in turn affects the financial results of our business.

While most markets globally appear to have recovered from the effects of the COVID-19 pandemic and related lockdowns, the world economy has suffered further shocks resulting from the war in Ukraine, tighter global financial markets and a marked rise in global inflation.

According to the International Monetary Fund, the global economy grew by 2.9% in 2022, compared to 5.9% in 2021. The slowdown is expected to continue in 2023 with growth of 1.7% forecast for the year.

Inflation, which reached 6.5% in the US at the end of 2022, remains a key concern with the Russian/Ukraine war spurring higher energy prices.

The gold price received averaged $1,793/oz in 2022, which, although high relative to the average price over the past decade, was little changed from the $1,796/oz average for 2021. Continued price increases amid rising inflationary expectations were countered by expectations of rising interest rates as monetary authorities in the world's largest economies raised interest rates to check rising prices.

The unprovoked war on Ukraine by Russian forces in late February 2022 continues to cause enormous suffering and loss of life, although the disruptions to financial and commodity markets have lessened over time. Prices for several hard and soft commodities reached their highest levels in a decade or more, and in some cases set records. Brent crude oil touched levels not seen since 2012; copper advanced to its highest level ever. Corn and wheat both soared to multi-year highs. While the gold price responded initially, peaking at $2,039/oz in early March 2022 before falling to a low for the year of $1,632/oz in October. The closing price on 10 March 2023 was $1,868/oz.

Sudden price spikes experienced over the past year and higher cost of key production inputs impacted margins. More costly basic commodities also affected host countries and communities. Furthermore, these higher prices threaten the ability of the global community and individual member states to achieve the targets set out by the United Nations Sustainable Development Goals (SDGs) by 2030.

Our response

- Rigorously manage those variables in our control
- Continued implementation of new Operating Model to reduce waste and duplication, improve effectiveness by simplifying organisational structure and locate resources closer to each operation to ensure delivery to plans
- Renewed emphasis on our Full Potential Programme and also ongoing Operational Excellence initiatives to optimise operating processes and reduce costs, while seeking to ensure our workforce is fully engaged and appropriately skilled
- Continued investment in capital projects to increase grade, extend mine lives and widen margins over the medium-to-long term
- Maintain balance sheet strength by reducing debt, increasing maturity of borrowings and lowering the average interest rate
- Apply disciplined capital allocation for exploration projects to extend mine life and improve the quality of our portfolio

Outlook

A robust economic recovery in the United States, Europe and China, coupled with complications in the global supply chain, brought with it accelerating inflation and the prospect of higher interest rates to counter rising prices. While inflation has moderated in 2023, it remains a persistent threat. The pace at which the US Federal Reserve and other monetary authorities are prepared to raise interest rates to combat inflation will have a direct impact on gold prices and input costs in the year ahead. The focus of the business will be to lower costs and ensure profitability at lower gold prices.

Related strategic focus areas

- Improve portfolio quality
- Enhance financial flexibility
- Optimise overhead, costs and capital expenditure

Related risks

Risk 2: Failure to successfully deliver and ramp up growth projects

Risk 4: Inability to convert Mineral Reserve and Mineral Resource

Risk 6: Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk 7: Loss of or threats to social licence to operate

Risk 8: Adverse gold and commodity prices, and currency movements

Risk 10: Failure to attract and retain critical skills and talent

For further detail on our top risks, see *Managing risks and opportunities*

Growing climate crisis and increasing pressure to decarbonise operations

Explanation and impact

The prospect of changing rainfall patterns, rising sea levels, higher temperatures, increased water stress or floods and severe weather conditions caused by global climate change remain growing concerns for businesses, investors, broader society and governments. This has led to growing pressure to reduce greenhouse gas (GHG) emissions and to limit fossil energy and water usage and to promote responsible practices in line with the United Nations Framework Convention on Climate Change (UNFCCC), the Conference of the Parties (COP), the Paris Agreement, the SDGs and other benchmarks.

Our response

- Maintained focus on improving our ESG performance
- Initiated two new Group standards in 2022 – the first relating to the management of mine blasting-related noise and vibration beyond the fence-line and the second relating to the management of climate change risks. The latter follows through on an action plan contained in the Group Climate Change Strategy
- Set a target to achieve a 30% absolute reduction in Scope 1 and 2 greenhouse gas (GHG) emissions by 2030 (as compared to 2021) through a combination of renewable energy projects, fleet electrification and lower-emission power sources
- Recommitted to net zero Scope 1 and 2 GHG emissions by 2050 and, in partnership with our value chain partners, to set Scope 3 GHG reduction targets
- Climate Change Working Group maintained its focus on the related strategy and transition processes, and will oversee implementation of the new Climate Change Strategy adopted in 2021
- Complied with our corporate frameworks, standards and guidelines, as well as external ones including the ICMM and the World Gold Council's Responsible Gold Mining Principles, among others

Outlook

Pressure from governments, investors and broader society to improve environmental stewardship and reduce GHG emissions is likely to intensify. This trend is being driven by a number of factors, including investors' desire to mitigate long-term risks to the overall operating environment and also commitments made by countries under the Paris Agreement to limit average global temperature increases to less than 1.5 degrees Celsius by 2050. To achieve this, global emissions are projected to need reductions of 8-10% annually between 2020 and 2050.

To do our part, we set targets designed to achieve a 30% reduction in absolute Scope 1 and 2 greenhouse gas (GHG) emissions by 2030 as compared to 2021, and then to progress work toward charting a Roadmap to Net Zero Scope 1 and 2 GHG emissions by 2050. Our power mix already includes hydro-electric energy in the DRC and Brazil, while our planned Colombia projects will be largely hydro-powered. Our Australian operations, previously powered by diesel generators, presently use mostly natural gas.

Related strategic focus areas

- Focus on people, safety and sustainability
- Improve portfolio quality
- Maintain long-term optionality

Related risks

Risk 9: Inability to meet expectations or to mine responsibly (ESG performance)

For further detail on our top risks, see ***Managing risks and opportunities***



Geita, Tanzania

Our external operating environment continued

Uncertain and increasingly rigorous regulatory requirements

Explanation and impact

Regulatory certainty facilitates decision-making in relation to long-term investments in mining assets with lives spanning several decades. Regulatory changes relating to mining rights, the payment of taxes and royalties, and operating, closure and decommissioning requirements can impact investment returns.

More onerous regulations can result in an increased cost of compliance, which may be compounded by uncertainty in the understanding or application of legislation. This can affect the financial position of the business and its sustainability as well as relationships with government and regulators.

Our response

- Engaged constructively with governments, local stakeholder groups and regulators to optimise the shared value and benefits derived from the orebody among stakeholders
- Carefully monitored regulatory changes to ensure compliance and to facilitate long-term planning

Outlook

While we engage regularly with all governments and regulators, particular attention is given to negotiations with regulators in Colombia (on mining and environmental permitting), Brazil (on evolving TSF legislation) and countries in Africa that are considering legalising or formalising small-scale and artisanal mining (Guinea, Tanzania and Ghana). We engage with host governments and monitor and evaluate actual or anticipated regulatory changes, for timely implementation and compliance.

Regarding TSFs in particular, we remain committed to implementing the Global Industry Standard on Tailings Management. Tailings-related regulations introduced in Brazil in 2022 required AngloGold Ashanti to conduct a new detailed risk assessment, overseen by an external consultant, of our Brazilian TSF portfolio. The outcome of this risk assessment will result in work to buttress the Calcinados TSF, which services the Queiroz plant at the Cuiabá mining complex, in order to bring the facility's post-liquefaction factor of safety in line with the international standards currently considered to be best practice.

Related strategic focus areas

- Focus on people, safety and sustainability
- Enhance financial flexibility
- Maintain long-term optionality

Related risks

Risk 1: Adverse regulatory changes to mining rights and adverse fiscal changes

Risk 3: Adverse future implications of event risks

For further detail on our top risks, see *Managing risks and opportunities*

Geita, Tanzania



Increasing stakeholder and societal expectations in respect of ESG performance and disclosures

Explanation and impact

Companies, particularly those in the extractive industries, face increased scrutiny worldwide from an array of stakeholders:

- Providers of capital as well as ESG and credit ratings agencies have increasing expectations relating to financial, operating and ESG performance
- Governments' expectations relate to contributions to the fiscus and to national and local economies, as well as partnerships to facilitate service delivery and social and economic development
- Communities' expectations relate to socio-economic benefits – local employment and procurement opportunities, and the provision of infrastructure, healthcare and education, among others

Our response

- Engaged constructively with stakeholders to better understand their requirements, to consistently manage their expectations, and to secure and maintain our social licence to operate
- Delivered on related strategic objectives and commitments
- Sought to ensure responsible corporate citizenship, in line with our values
- Maintained and improved aspects of our ESG performance – set targets and transparently reported progress made in meeting these targets
- Created and shared value for communities in host countries – through employment and procurement opportunities, and by investing in socio-economic initiatives that promote long-term resilience and self-sufficiency

Outlook

There has been increasing expectation from governments, investors and broader society for improved performance and greater disclosure on ESG matters as well as financial, operating and sustainability metrics in general. On disclosure, we have comprehensive ESG data sets available on our website – see *<ESGD>* and will continue to participate annually in a number of ESG rating agency surveys and aim to respond promptly to related queries. We have continued to provide support to our host communities with respect to their responses to the COVID-19 pandemic. For more detail, see our *<SR>*.

Related strategic focus areas

- Focus on people, safety and sustainability
- Enhance financial flexibility
- Maintain long-term optionality

Related risks

Risk 5: Failure to meet our operational and safety targets

Risk 9: Inability to meet expectations or to mine responsibly (ESG performance)

For further detail on our top risks, see ***Managing risks and opportunities***

Iduapriem, Ghana



Our external operating environment continued

Pressure from international credit ratings

Explanation and impact

As credit ratings agencies assess the credit risk of a company and its ability to honour its debt obligations, the assessments sometimes take into account the jurisdiction in which the Company is located or operates since the country's political, economic and regulatory environment can have an impact on the Company.

Our response

- Engaged regularly with ratings agencies to ensure an accurate understanding of our potential operating and financial performance
- Continued to look at operational efficiencies that will make our mines more consistent in production, more resilient to gold price volatility and thus provide stable and sustainable cash flows
- Current Company ratings are as follows:
- S&P: BB+/stable
- Moody's: Baa3/stable
- Fitch: BBB-/negative

Outlook

South Africa's sovereign rating by Fitch, Moody's and S&P will continue to determine whether and by how much our credit rating can improve, as our corporate rating cannot be more than two notches above the sovereign rating of our country of domicile (South Africa). We also remain exposed to other lower-rated sovereign countries.

Our overall credit ratings have remained stable since 2019 and are underpinned by a diversified asset base, robust balance sheet, strong liquidity and disciplined capital allocation.

Related strategic focus areas

- Enhance financial flexibility
- Improve portfolio quality

Related risks

Risk 2: Failure to successfully deliver and ramp up of growth projects

Risk 4: Inability to convert Mineral Reserve and Mineral Resource

Risk 5: Failure to meet our operational and safety targets

Risk 6: Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk 7: Loss of or threats to social licence to operate

Risk 8: Adverse gold and commodity prices, and currency movements

Risk 9: Inability to meet expectations or to mine responsibly (ESG performance)

Risk 10: Failure to attract and retain critical skills and talent

For further detail on our top risks, see *Managing risks and opportunities*



Iduapriem, Ghana

Managing risk and opportunities

AngloGold operates in a constantly changing and complex environment that presents risks to our business.

Our risk management approach must be flexible in responding to the challenges that confront us while we continue to pursue value-creating opportunities. This is key to the long-term success of our business.

We have established structures, processes and protocols to allow us to manage risk in this fashion. In 2022, however, we reviewed our Group Risk Management Framework taking into consideration our new Operating Model.

The revised Group Risk Management Framework adheres to the King IV Corporate Governance Risk Principles, ISO 31000 and the Committee of Sponsoring Organisations (COSO) Enterprise Risk Management Framework.

The Board and CEO are committed to ensuring that risk is managed effectively to ensure we meet our strategic business objectives. Our Group Risk Management Framework aims to provide assurance that all risks across the Group have been properly assessed, mitigated, and monitored, within appropriate risk tolerance levels.


Level 3 independent assurance: Certifications, internal and external audits
3
Level 2 assurance: Governance functions, risk and compliance
2
Level 1 assurance: Management
1
Identifying
Assessing
Evaluating
Responding
Mitigating
Reporting
RISK MANAGEMENT PROCESS

Risk management framework

Effective risk management requires that we identify, assess, evaluate and respond to the risks faced by the business. In order to do this effectively we reviewed our Risk Management Framework to align AngloGold Ashanti's risk management practices with the new Operating Model. This resulted in a revised Framework, where we replaced the standalone Risk Policy through with risk management principles embedded in various Group policies and set a minimum standard of risk management as part of the work we do.

The Framework applies across the Company and to its managed entities. It guides us in a proactive and systematic way to monitor potential risks and opportunities. These can be associated with uncertainty, societal and political transition, economic fluctuations, regulatory changes and operational and production risks across all areas of our business and by all levels of management.

The governance of risk is entrenched in the Board's structure and oversight. A level of risk governance is also embedded in the new Operating Model's single-point accountability function and in the revised new Group Delegation of Authority. The ***Group Risk Appetite and Tolerance Statement*** is a Board accountability function and requires Board approval to ensure the enterprise and operational matrices used to assess risks adequately reflect the threshold of acceptable risk for the Group. Assurance, mainly through the Group Internal Audit department, is an integral part of our overall risk governance.

Risk management is integral to business activity and is integrated into Group-wide policies with our risk strategy part of executive accountability. The ***Group Risk Management Standard*** is an integral part of our Group-wide suite of Standards.

Managing risk and opportunities continued

Role of the Board, Audit and Risk Committee, Executive and management

The new Operating Model has introduced more direct employee accountability, which leads to more efficient operations with the ability to create and unlock value for the organisation. The Board, which has ultimate accountability for the oversight of management of our risks, provides oversight of AngloGold Ashanti's Risk Management Framework and determines the organisation's risk appetite and tolerance.

The Audit and Risk Committee is accountable for risk governance and risk management system oversight.

The CEO is responsible for determining the risk management philosophy and approach and the adoption of the risk management standards set.

Management is accountable for effective management of risk and reviewing mitigations that are in place, in accordance with the risk management methodology.

Group Internal Audit provides independent assurance, based on a periodic evaluation of controls and compliance, as well as an objective view of delivery on the risk management process.

Our risks and opportunities are identified at an operational and Business Unit level.

Group Risk Management Framework


Overview
Board sets the appetite and tolerance limits implemented in the risk assessment matrix
Assurance oversight
GOVERNANCE
Board structure
Appetite and tolerance
Assurance
STRATEGY
Enterprise-wide and operational risk management
Integrated with business strategy and integral to decision making
Our risk philosophy and approach
Managing risk is integral to achieving business objectives
Ensuring compliance with governance and ISO 31000 requirements
Risk Management is entrenched into all business activities
New Group policies integrate risk management principles
Board component
Top down
Executive component
GROUP RISK MANAGEMENT FRAMEWORK
Bottom up
PROCESS
Matrix
Standards
Risk plans
Training
Systems (Risk registers and tools)
VALUE OF PERFORMANCE
Key performance indicators
Compliance with methodology
Risk Intelligence informing real time risks
Continuous improvement
Defines the risk management system, minimum requirements, monitoring and reporting
Proactive, opportunities, efficiencies, effectiveness, real risks
Management component

Opportunities

Increasing our asset potential

We continue to prioritise careful allocation of capital. The Full Potential Programme (FP) is central to this and is designed to optimise efficiencies and achieve cash cost reductions through improvements in key mining activities, improved metallurgical recovery, and reduced downtime, among others. The programme is site-owned and led, and the General Manager of each operation is accountable for understanding and delivering the full potential of their asset. Governance is provided by a central Steering Group which provides strategic direction to the site teams. See the ***CEO's review***, ***Improve portfolio quality*** and ***Strategic trade-offs*** in this report.

Improving on systematisation

The FP allows us to take a step back and reassess the business as a whole. We have reflected on the models applied and our systems and processes. This has provided opportunities to introduce continuous improvement through reviewing practices, benchmarking against best practice and, where applicable, seeking external advice.

The initiative enables us to focus on our key strategic objective, of gaining cost competitiveness. See ***How we create value***, ***Our business model*** and ***Optimise overhead, costs and capital expenditure***.



Sunrise Dam, Australia

Emerging risks

Scarcity

Disruption to global markets post COVID-19 lockdowns and as a result of Russia's war on Ukraine, has exposed vulnerabilities in the security of supply of certain raw materials for industrial production.

The mining sector, like many others, faces a new reality of having to mitigate inflationary impacts across a range of inputs while dealing with macroeconomic shocks that may impact operations and costs.

Global trade restrictions are likely to further impede supply chains with certain constraints in supply of strategic commodities being experienced at an operational level.

Rising geopolitical tensions and conflicts are likely to further exacerbate supply blockages for goods and services and will contribute to cost increases.

Gold resources are finite and this presents challenges for growth that requires investment in exploration and the maintaining of high-quality mines.

Social

Societies have not fully recovered from the COVID-19-related shutdowns and related health, economic and social impacts. Precarious global economic conditions, with growing political uncertainty and geopolitical tension, has resulted in a more difficult socio-economic environment in some areas. Mining companies are faced with the challenges of maintaining an effective social compact under these challenging conditions, particularly in certain developing markets, including some in which we operate. Greater fiscal pressures through changing legislation are often coupled by greater social demands, with both stemming from deteriorating macroeconomic conditions.

As the socio-economic situation deteriorates, security risks may rise in tandem, especially in remote regions where we operate. We are also likely to see increasing localisation pressures from both communities and governments and administrations searching for avenues to increase fiscal revenues.

Managing risk and opportunities continued

Our top 10 residual Group risks

Our risks are assessed over the short, medium and long term. The heat map below shows the residual rating for each of our top 10 risks over a three-year view (medium term). Residual risk is the Company's exposure to a particular risk once mitigation measures have been applied to the inherent risk.


Likelihood
Almost certain
Likely
Possible
Unlikely
Very rare
Minor
Moderate
High
Major
Extreme
Consequences
1
2
3
4
5
6
7
8
9
10
Nature of risk:
External
Operational
Strategic

Rank (previous)	Potential risk	Risk owner*
1 (1)	Adverse regulatory changes to mining rights and fiscal requirements	CLO
2 (3)	Failure to successfully deliver and ramp up growth projects	CTO
3 (4)	Adverse future implications of event risks	CTO
4 (2)	Inability to convert Mineral Reserve and Mineral Resource	CDO
5 (5)	Failure to meet our • operational targets • safety targets	COO
6 (6)	Failure to move down the industry cost curve – all-in sustaining cost competitiveness	CFO
7 (7)	Loss of or threats to social licence to operate	CSCAO
8 (9)	Adverse gold and commodity prices, and currency movements	CFO
9 (10)	Inability to meet expectations or to mine responsibly (ESG performance)	CSCAO
10 (8)	Failure to attract and retain critical skills and talent	CPO

* See Executive Committee

Strategy

Mining is a long-term business, and so our strategy aims to create sustained value over the life of our mining operations and beyond. This involves careful allocation of key resource inputs – the natural, human, intellectual, financial, manufactured, and social and relationship capitals – which are essential to achieving this aim.


Supporting our strategy for sustainable cash flow improvements and returns
Prioritise people, safety, health and sustainability
Improve portfolio quality
Maintain financial flexibility
Maintain long-term optionality
Optimise overhead, costs and capital expenditure

For detail on our strategy and strategic focus areas, see *Our strategy – an overview*

Our principal risks

Our risks are assessed over the short, medium and long term. Not all of these factors contributing to our principal risks are within the control of management as they are influenced by exogenous factors. These external factors include among other things COVID -19 and its lingering impacts on employees, supply chain resilience, resource nationalism, macroeconomic factors, the gold price, and unforeseen events in our areas of operation. These factors carry varying degrees of uncertainty and at times require agile responses to manage the risks. For more on these external factors, see *Our external operating environment* in this report.

Risk	Mitigating action	Strategic focus areas impacted	Committee oversight
1 **Adverse regulatory changes to mining rights and fiscal requirements** Experience shows that political, tax and economic laws and policies in our operating jurisdictions can change quickly. We operate in countries that can from time-to-time experience a degree of social and political instability as well as economic uncertainty.	• Conduct regular, inclusive engagement and broader collaboration with governments, communities and NGOs • Continuously monitor legislative, regulatory and political landscape • Make use of joint venture alliances with local companies in line with host country's regulatory requirements to improve participation of host-country industries • Seek to ensure compliance with relevant country legislation and regulation • Have in place a government relations framework to guide engagement		• Social, Ethics and Sustainability Committee • Audit and Risk Committee
2 **Failure to successfully deliver and ramp up growth projects** Failure to develop and operate projects in line with expectations could negatively impact business performance.	• Create multi-disciplinary steering committees • Adopt robust approach to regular stage-gate project reviews to assess projects and allocate capital in accordance with our capital allocation framework • Seek to ensure appropriate project skills, systems, structures and governance are in place • Ramp up safe operations at Obuasi • Minimise supply chain disruptions, retain critical commodities, reduce and or plan for extended lead times **Feasibility study and due diligence** • Quebradona — optimise feasibility study and prepare a new Environmental Impact Assessment to submit with the Company's new licence application		• Investment Committee

Managing risk and opportunities continued

Risk	Mitigating action	Strategic focus areas impacted	Committee oversight
3 **Adverse future implications of event risks** Potentially catastrophic events include among other events the COVID-19 pandemic, a TSF failure and our inability to ensure ongoing business liquidity. Such events could have significant financial consequences and cause fundamental changes in the way we operate.	• Ensure adequate liquidity and bond submissions in anticipation of events • Comprehensive TSF governance and management framework, standards and guidelines developed to address tailings-related risks • Convert conventional TSFs to filtered tailings deposition in Brazil to comply with regulatory requirements • Seek to ensure effective project management of conversion to dry stacking • Prepare plans for the buttressing of the Calcinados TSF at the Queiroz plant in Brazil in order to align the post-liquefaction safety factor with the international standards currently considered best practice. This follows completion of a risk assessment, required by the new regulation and overseen by external consultants. See related *Media release*.		• Social, Ethics and Sustainability Committee • Audit and Risk Committee
4 **Inability to convert Mineral Resource and Mineral Reserve** It is essential to replace depleted Mineral Reserve in order to maintain or increase production in the long term. If not, our operational performance, financial condition and prospects will be adversely affected.	**Short term** • Improve Mineral Reserve development to create flexibility for mines to cope with unexpected events that might interrupt and hinder delivery on the mine plan • Conduct greenfields and brownfields exploration to replenish mineral inventory • Increase conversion of the Mineral Resource to Mineral Reserve • Apply robust business planning, portfolio optimisation and feasibility studies to support Mineral Reserve conversion **Long term** • Implement focused greenfields exploration targeting new discoveries		• Investment Committee
5 **Failure to meet our operational and safety targets** Unplanned stoppages and unforeseen operational interruptions, and operational accidents or injuries that can impact production could adversely impact business.	• Seek to ensure delivery of business plans by focusing on Mineral Resource modelling, integrated business planning and execution • Improve Mineral Reserve life and enhance planning certainty • Maintain operational excellence programmes aimed at improving efficiency • Focus on safe production across all operations with a goal of zero harm including implementation of refreshed safety strategy • Continue ongoing monitoring of physical and mental health of employees and response planning		• Investment Committee • Audit and Risk Committee • Social, Ethics and Sustainability Committee

Risk	Mitigating action	Strategic focus areas impacted	Committee oversight
6 **Failure to move down the industry cost curve – all-in sustaining cost competitiveness** Margins and free cash flow are at risk when the gold price remains static or declines, when production targets are not met or when costs increase, with a potentially adverse impact on our financial position.	• Complete the Full Potential Programme to optimise asset performance • Drive operational excellence programmes • Introduce lower cost ounces to the Mineral Reserve and, ultimately, the production base • Optimise capital to generate maximum returns • Implement new Operating Model to improve effectiveness, ensure better operational outcomes and reduce costs		• Audit and Risk Committee • Investment Committee
7 **Loss of or threats to social licence to operate** Failure to operate in a sustainable and responsible manner to provide benefits to communities could threaten our social licence to operate and adversely impact our financial position.	• Target stakeholder mapping and engagement • Monitor legislative, regulatory and political landscape in anticipation of negative impact on business • Meet local content and localisation requirements • Share economic benefits with host countries and communities • Review sustainability performance with general managers and increase overall awareness among senior management cohort across all operations • Continue to assess status of social licence to operate at operations		• Social, Ethics and Sustainability Committee
8 **Adverse gold and commodity price, and currency movements** Lower spot prices and strengthening of currencies in host countries will adversely impact our ability to generate free cash flow.	• Enhance cost competitiveness by improving quality of the portfolio • Focus on cost, efficiencies, and capital discipline • Maintain long-term optionality by ensuring competitive project pipeline • Improve debt profile and interest cost of capital • Apply conservative gold price and currency planning assumptions • Conduct sensitivity analyses on gold price, production, exchange rates and Group risk adjustments • Implement new Operating Model to improve effectiveness		• Audit and Risk Committee • Investment Committee

Managing risk and opportunities continued

Risk	Mitigating action	Strategic focus areas impacted	Committee oversight
9 **Inability to meet investor expectations on responsible mining (ESG performance)** Irresponsible mining practices and/or perceptions of insufficient commitment to ESG standards could lead to an adverse impact on the price of our securities and our social licence to operate.	• Conduct regular engagement and collaboration with stakeholders • Undertake transparent reporting and public disclosure • Review sustainability performance with general managers and increase overall awareness among senior management cohort across all operations • Seek to ensure good corporate citizenship, governance and disclosure • Manage and limit environmental impacts and progress achievement of targets • Integrate climate considerations into the business and undertake physical climate risk assessments for all operations • Implement Climate Change Strategy • Include stakeholders in COVID-19 response plans • Implement a human rights framework • Enhance diversity and inclusion practices	Prioritise people, safety, health and sustainability Maintain financial flexibility Optimise overhead, costs and capital expenditure Maintain long-term optionality Improve portfolio quality	• Investment Committee • Social, Ethics and Sustainability Committee
10 **Failure to attract and retain critical skills and talent** Inability to retain and attract sufficiently skilled and experienced employees may harm our business and growth prospects. Having the right people with the required skills is vital to the efficient conduct of our business and strategic delivery.	• Implement development planning and deployment initiatives to ensure internal skills building and a future pipeline • Develop value proposition of AngloGold Ashanti as an employer of choice • Increase training capacity for scarce artisan skills • Implement short- and long-term incentive schemes • Conduct employee engagement surveys and act on feedback • Enable flexible working functionality to attract a diverse workforce • Develop global mobility programme to enable skills retention	Prioritise people, safety, health and sustainability Optimise overhead, costs and capital expenditure	• Social, Ethics and Sustainability Committee • Remuneration Committee

Prioritise people, safety, health and sustainability	Maintain financial flexibility	Optimise overhead, costs and capital expenditure	Maintain long-term optionality	Improve portfolio quality



Geita, Tanzania

Integrated stakeholder engagement

Inclusive stakeholder engagement and effective management of stakeholder relations, concerns and expectations have a direct bearing on our ability to deliver on our strategy and create sustained value

Our approach to and rationale for engagement

We are committed to collaborative stakeholder engagement. Our integrated, inclusive stakeholder engagement process seeks to balance the needs, interests and expectations of stakeholders with those of AngloGold Ashanti. This process is fundamentally important at every stage of our business cycle – from exploration through to mine closure.

Our engagement structures are aimed at helping us navigate the political, regulatory and legislative environments in which we operate, providing insights into potential risks, opportunities and material sustainability issues with the potential to affect our ability to create value, so enabling us to better manage and act on such risks, opportunities and issues, to maintain our social licence to operate, to deliver on our strategy and to create sustained long-term value.

Oversight and accountability

While ultimate responsibility for stakeholder engagement lies with the Board, the Social, Ethics and Sustainability Committee assists with oversight of our stakeholder engagement framework and structures. The committee reviews the related framework and engagement structures annually.

Engaging key stakeholders

We have identified our key stakeholders, the significance of engagement with each, their primary concerns and expectations, and our response. In addition, we have conducted self-evaluations of the quality and nature of our relationship with each stakeholder grouping as follows:

Strong = collaborative and mutually advantageous (positive)

Cordial = sufficiently involved to achieve common goals (stable)

Weak = requires some effort and consultation to achieve consensus (challenging/difficult)

Our significant stakeholders

- Investment community
- Employees, including unions
- Governments and regulators
- Communities
- Suppliers
- Industry partners and peers

Tropicana, Australia


KLV01

Integrated stakeholder engagement continued

Investment community

Quality of engagement: Strong

Includes: Shareholders, current and future investors, debt funders and other providers of capital.

This stakeholder group represents the principal providers of financial capital. We engage with both international and local institutional investors, private investors and fund managers as well as investment and ESG analysts and financial media.

Transparent and consistent engagement on our performance and delivery on our strategy, and to manage expectations can enhance investor sentiment and our reputation and improve access to capital and our market valuation. The CEO, CFO and Chief Corporate Affairs and Sustainability Officer, supported by the investor relations team, are responsible for shareholder engagement. Such engagement, which is regular and carried out through a variety of channels, is conducted in line with our listing and exchange requirements.

Key issues of engagement	Our response
Financial and operating performance	• Provided detail on financial and operating performance • Continued strengthening of the balance sheet to better weather short- and medium-term volatility in gold price and the general operating environment • Debt consolidation • Communicated areas of delivery on strategy
Cash lock-up challenges	• Ongoing engagement with host governments and regulators • Provided detail on progress in dealing with cash lock-ups in DRC, Tanzania and Argentina
Obuasi ramp up	• Updated market on the Obuasi ramp up and progress being made with Phase 3 project work • Continued engagement with local stakeholders regarding the benefits of AngloGold Ashanti's ongoing investment in the development of Obuasi and its investment in social and community projects
Climate approach	• Committed to the ICMM's target of net zero Scope 1 and 2 GHG emissions by 2050 • Presented our revised medium-term targets for a 30% reduction in absolute Scope 1 and 2 GHG emissions by 2030 as compared to 2021
ESG performance	• Made detailed submissions to ESG index and rating agencies and delivered regular feedback on ESG-related performance
Impact of surge in global inflation (diesel/oil prices, etc)	• Sensitivity analysis is provided for all key assumptions in the financial statements • Focused on cost control, including through re-negotiation of contracts with suppliers
Impact of Russian war on Ukraine on supply chain/lines	• Strategic inventory, alternative supply sources and various commercial levers as part of category strategies for impacted materials and equipment to mitigate impact of rising costs and potential delays in delivery



Tropicana, Australia

Employees and unions

Quality of engagement: Cordial

Includes: All employees as well as their representative labour unions at certain operations

Employees, our human capital, provide the labour, knowledge, skills and expertise necessary for the efficient operation of our business and successful delivery on our strategy. Constructive employee engagement promotes stable employee relations, enhances productivity and ensures alignment on our strategic objectives.

Line management, supported by the human resources function, is the main point of engagement. Engagement is frequent and ongoing, formal and informal, and includes official communications issued by the business, as well as company-wide town hall meetings, in-house presentations and awareness campaigns on various topics such as safety, health, business performance, the new Operating Model and COVID-19 updates. Communication media used includes email, newsletters, employee briefs, video bulletins, WhatsApp, the intranet, social media platforms and personal communication with line management. Union engagement is more formal and structured.

Key issues of engagement	Our response
Progress made with implementation of our new Operating Model (continuous improvement)	• Focused employee engagement across all levels • CEO held several employee town halls, one-on-one and small group meetings, issued numerous briefs to communicate revised priorities, progress made, and benefits gained from new Operating Model
Safety	• All 2022 deliverables of the three-year strategy plan were achieved and communicated to employees. During 2022, focus was on the design and rollout of the refreshed major hazards safety – see *Major Hazard Control Standards*
Organisational culture	• Post the culture survey conducted in 2021, our corporate values are being revitalised and will be launched early in 2023
Obuasi ramp up	• Provided updates on progress made with implementation of the Phase 3 project work and production ramp up
Productivity, maintaining focus on strategy and meeting guidance on production and other performance metrics	• New Operating Model implemented – focused communication by line managers to reinforce delivery in line with strategy

Tropicana, Australia



Integrated stakeholder engagement continued

Governments and regulators

Quality of engagement: Cordial

Includes: National, regional, local governments as well as various regulators and departments (mining, environmental, social, labour, taxation)

Government and regulators develop and implement legislation and associated regulations that can significantly affect AngloGold Ashanti or one or more of our operations. Ongoing engagement aims to communicate the state of the business and its challenges and opportunities, to mitigate regulatory and political risks, encourage certainty, strengthen our social licence to operate and generally promote an environment conducive to investment and development. Proactive engagement with governments includes regulatory submissions, formal and informal discussions on significant issues, and service delivery collaborations.

Direct engagement by corporate and site teams with national, regional and local governments in each jurisdiction continued through the year, alongside engagement with those parties through industry bodies.

The subject matter covered in these engagements spanned a variety of issues, from updates on our operating performance to the status of various projects and communication about the benefits of our operations to local communities and value chains. These meetings also allowed our teams to remain abreast of changing political and regulatory dynamics.

Key issues of engagement	Our response
Compliance	• The Group Compliance function plays an essential role in co-ordinating compliance with laws and regulations, standards and contractual obligations, and in assisting and advising the Board and management on designing and implementing appropriate compliance policies and procedures • Ongoing monitoring of compliance with laws, regulations and legal registers by country – this includes self-certification processes
Regulatory changes	• Improved internal systems and activities to meet requirements of regulatory changes
Political changes	• Developed system to track political changes across the Group. Engaged with current and new governments on matters relating to mining agreements and tax matters
TSF management	• Continued with work required to align all tailings storage facilities (TSFs) with the Global Industry Standard on Tailings Management (GISTM). In Brazil, our conventional TSFs have transitioned to filtered tailings deposition and we have introduced new filtered tailings stacking areas to comply with federal requirements. In addition, preparation is underway to buttress the Calcinados TSF, which services the Queiroz plant, to align its post-liquefaction factor of safety with the international standards currently considered best practice • Continued engagement on the construction of Iduapriem's Beposo TSF, which is on track for commissioning in 2023
Project development updates – Ghana and Colombia	• Continued to engage with regulators and governments on progress being made on and status of projects in respective countries • The Colombian national environmental licensing agency (ANLA) formalised its decision to archive the Quebradona environmental licence application. The Company is preparing a new Environmental Impact Assessment to submit with its environmental licence application
Regulatory compliance – safety, local economic and community development and taxation	• Engaged regularly with governments and relevant regulators to provide updates on regulatory compliance
Repatriation of funds (DRC) and artisanal and small-scale mining (ASM) challenges (Guinea)	• Maintained dialogue in the DRC on the repatriation of funds held through joint venture partner and operator, Barrick • Continued timeous payment of taxes, royalties and duties • Artisanal mining around gold mines remains an especially pressing challenge for the industry, and for our Africa mines in particular. Senior management engaged with governments and authorities.
Mitigation of political and regulatory risk	• Engaged with governments and relevant regulators to ensure channels of communication remain open

Communities

Quality of engagement: Cordial

Includes: Those communities located in the vicinity of our operations, in which many of our employees reside, on whose goodwill we depend, and who are directly impacted by mining operations.

We are accountable to host communities to be a responsible corporate citizen. Communities can directly affect our social licence to operate. In line with our values, we aim to leave a positive legacy for those communities.

Our engagement aims to inform stakeholders, manage expectations, uphold human rights and ensure community and asset security. Engagement is critical to our collaborations with communities to develop and implement local socio-economic development programmes. These programmes contribute to economic growth, stimulate income-generating opportunities, create employment, and aim to nurture sustainable livelihoods beyond the life of mine. Mutually beneficial community partnerships enhance shared value creation and support our social licence to operate.

Our community engagement strategy identifies potential areas of interest and concern within local communities. Engagement activities are largely delivered through various community forums that involve representatives from AngloGold Ashanti, the community and local authorities. Grievance mechanisms, together with accompanying resolution procedures, enable communities to lodge complaints that can be resolved.

Key issues of engagement	Our response
Employment and procurement opportunities and local enterprise and economic development programmes	▪ Worked to ensure the Obuasi redevelopment aligned with commitments made to the Government and the community in Ghana (see Suppliers) ▪ Continued to include local suppliers in our database. Globally, around 96% of relevant expenditure was spent with local suppliers in 2022 ▪ As part of our localisation policies and procedures, and in line with country-specific legislation, we work to promote and ensure the employment of local people through skills development initiatives and by giving local workers preference when employment opportunities arise ▪ Optimised participation by local companies and the transfer of skills in the Obuasi redevelopment project ▪ In line with our socio-economic contribution standard, we support alternative livelihoods and local economies though community development projects in host communities ▪ Implemented the sustainable partnership programme in Brazil and advanced the social management plan in Iduapriem ▪ Delivered on our corporate social responsibility plans for Geita and continued to roll out development initiatives, working with communities and governments across all our sites
Environmental and social impact of mining activities on communities (noise, dust, water issues)	▪ Worked to ensure accessible grievance mechanisms in place across the Group ▪ Responded, followed up and resolved complaints received via the community grievance mechanism
Social licence to operate	▪ Engaged with key stakeholders regarding new mining projects and mine expansion projects to ensure community support ▪ Implemented stakeholder engagement plans at all operations ▪ Expanded the scale of our perception surveys to obtain and understand the views of external stakeholders
Potential business interruptions	▪ Maintained engagement with host communities on socio-economic contributions accrued to communities across the Group ▪ Worked with communities, host governments and associations to address artisanal and small-scale mining and /illegal mining challenges
Legacy issues (social and environmental), post asset sale in South Africa	▪ Continued to honour financial obligations to former employees in South Africa ▪ Studied options for legacy social projects in South Africa to benefit former employees and their families

For more information on work undertaken to establish self-sustaining communities, see <SR>.

Integrated stakeholder engagement continued

Suppliers

Quality of engagement: Strong

Includes: AngloGold Ashanti has many suppliers, ranging from established multi-national corporations, local strategic partnerships (such as joint ventures) to smaller, more localised businesses – and labour contractors.

Our suppliers provide those vital inputs – raw materials, products and services – required to conduct our business activities. We endeavour to ensure suppliers are aligned with our business ethics and values, internal policies and standards, and codes of behaviour by requiring suppliers to review, understand and comply with AngloGold Ashanti's Supplier Code of Conduct.

Key issues of engagement	Our response
Responsible sourcing	▪ As a condition of working with AngloGold Ashanti, suppliers must comply at a minimum with all relevant laws and industry regulations, and must be aligned with our business code of ethics, values, and codes of behaviour, including responsible sourcing ▪ Our responsible sourcing programme enables us to identify risks relating to human rights violations to help our suppliers make ethical decisions when purchasing goods and services ▪ Published a Modern Slavery Statement to comply with Australian regulations and integrate supply chain modern slavery risks into our broader Human Rights Framework to improve governance. See <MSS>
Local content and procurement opportunities	▪ Designed programmes to promote local procurement and build in-country mining skills bases to empower local communities and reduce reliance on expat labour by enabling the sustainable transfer of skills and capacity building programmes
Community capacity building and localisation	▪ Geita contributed to capacity building of its host communities by partnering with the National Economic Empowerment Council of Tanzania (NEEC) to encourage participation by Tanzanians in the procurement of local goods and services in mining. More than 300 local businesses have been trained and we see increased participation of local vendors in bidding and tender processes
Supply chain risks	▪ Proactively monitored global supply chains to promote resilience and continuity of supply threatened by the Russian war on the Ukraine. Measures put in place to address the sustainability of our strategic supplier base include, for example, timely payment to and support for small, medium, and micro enterprises (SMMEs) to create business opportunity and growth. We extended rosters for contractor expats who are subject to longer quarantine periods due to border closures and restrictions

Tropicana, Australia



Industry partners and peers

Quality of engagement: Strong

Includes: National or local mining/industry bodies, the ICMM, World Gold Council (WGC), among others, providing a joint platform for addressing industry-related developments and concerns, as well as initiatives for sharing lessons learnt and best practice.

Engagement aims to garner support and promote collaboration with other shared stakeholders – governments, regulators, employees, unions and communities – on matters of mutual concern, to work together to reduce regulatory and political uncertainty, and to promote long-term partnerships. These include joint efforts to find solutions to sector or industry challenges, and on any new developments to promote the future of the industry. Engagement, which is led by the CEO and designated area leads, involves various platforms including conferences, meetings and other industry forums.

We continued to engage with our peers through various forums, both through industry organisations in our operating jurisdictions and at a global level through various bodies including the ICMM and the WGC, among others. These connections with our peers across the local and global mining sectors help ensure we stay abreast of developing trends, allow us to provide input on major issues affecting mining companies in general and AngloGold Ashanti in particular, allowing us to contribute to a collective voice for the sector. Much of the discourse in these forums is centred on the broader environmental, social and governance topics, including the ongoing development of best practices and how best to communicate the significant amount of good work being done by the industry in each area.

We continued implementation of the ICMM's Performance Standards and the WGC's Responsible Mining Principles.

Key issues of engagement	Our response
Climate change	▪ We have committed to the ICMM's target of net zero Scope 1 and 2 GHG emissions by 2050; as well as a medium-term target to cut absolute Scope 1 and 2 GHG emissions by 30% compared to 2021 by 2030. Our 2030 targets are embedded in a Roadmap to Net Zero that focuses on all Scope 1 and 2 sources of energy-related emissions, at both our mine sites and electric power providers
Evolution of ESG	▪ Our ESG performance is crucial to the broader financial and operational success of our business, and to our ability to generate value for all stakeholders. We continue to work closely with community and government stakeholders to align our social and environmental investments with their needs and aspirations
Making clear the benefits of mining	▪ Contributed to the WGC's report, ***Gold Mid-Year Outlook 2022***
Regulatory uncertainty	▪ Collaborated with industry bodies to manage and improve regulatory and political certainty
TSF management	▪ We have, along with our peers in the ICMM, committed to implement the Global Industry Standard on Tailings Management (GISTM). See ***People, safety, health, environment and communities***, and the ***<SR>***

Engaging with media

Media engagement helps facilitate improved understanding of AngloGold Ashanti's business among government stakeholders, the investment community and the general public, promotes transparent and accurate reporting, and contributes to constructive relationships with other stakeholders. It also aids reputation management, improves transparency and credibility, supports our social licence to operate, and can address speculation and misinformation in the public domain.

See ***Value by stakeholder*** for further detail on value created and distributed in relation to each of these stakeholders.

Tropicana, Australia



Integrated stakeholder engagement continued

Risks and material sustainability issues by stakeholder

Stakeholder engagement plays a role in identifying, managing and mitigating both our risks and material sustainability issues. For more on the process of risk identification and management, see ***Managing our risks and opportunities*** in this report. In our *<SR>*, we identify and focus on our principal material sustainability issues in detail. In the table below, we map our risks and material sustainability issues by stakeholder.

Stakeholders, primary risks and material sustainability issues

Stakeholder	Related risks	Related material sustainability issues
Investment community	All risks	All
Employees and unions	**Risk 10:** Failure to attract and retain critical skills and talent	**Issue 1:** Ensuring the health, safety and security of employees and communities **Issue 3:** Respecting and upholding human rights **Issue 7:** Supporting self-sustaining communities **Issue 8:** Increasing diversity, equity and inclusion **Issue 10:** Addressing artisanal and small-scale mining
Suppliers	**Risk 2:** Failure to successfully deliver and ramp up growth projects **Risk 5:** Failure to meet our operational and safety targets **Risk 6**: Failure to move down the industry cost curve (all-in sustaining cost competitiveness)	All
Governments and regulators	**Risk 1:** Adverse regulatory changes to mining rights and adverse fiscal changes	**Issue 9:** Navigating political and regulatory changes **Issue 5:** Upholding business ethics and transparency
Communities	**Risk 7:** Loss of or threats to social licence to operate **Risk 9:** Inability to meet ESG expectations or to mine responsibly	**Issue 1:** Ensuring the health, safety and security of employees and communities **Issue 3:** Respecting and upholding human rights **Issue 7:** Supporting self-sustaining communities **Issue 8:** Increasing diversity, equity and inclusion **Issue 10:** Addressing artisanal and small-scale mining
Industry partners and peers	**Risk 3:** Adverse future implications of event risks	**Issue 2:** Ensuring the safety and integrity of our tailings storage facilities
Environment *	**Risk 1:** Adverse regulatory changes to mining rights and adverse fiscal changes **Risk 3:** Adverse future implications of event risks **Risk 7:** Loss of or threats to social licence to operate **Risk 9:** Inability to meet ESG expectations or to mine responsibly	**Issue 2:** Ensuring the safety and integrity of our tailings storage facilities **Issue 4:** Managing water as a finite and at-risk resource **Issue 6:** Pathway to net zero and climate change resilience

** While the environment is not a stakeholder with which we can engage, it is an aspect of our world on which we, as a mining company, have a significant impact that warrants inclusion here, given the many environment-related risks and material sustainability issues. The environment is also a key element of our foundational strategic focus area, namely pioritise people, safety, health and sustainability.*

Strategic response and delivery

In this segment:

Strategic response and delivery



CEO's review and outlook



"It's been a year of significant progress for us as we begin in earnest the strategic journey to regain the cost competitiveness which had been lost in recent years"

Alberto Calderon
Chief Executive Officer

Dear Stakeholder,

It's been a year of significant progress for us as we begin in earnest the strategic journey to regain the cost competitiveness which had been lost in recent years. We delivered several of our strategic objectives in 2022, achieving improvements in production, cash flow and safety, all while holding cost increases at around half the inflation rate. Our geologists again replaced Mineral Reserve depletion.

Strategic delivery

We embedded the new operating model, which organises our business in a way that empowers our line management and properly locates accountability. It also ensures the right people are in role, reduces waste and duplication, and makes clear the work that needs to be done in service of our strategic goals. This operating model, and the clarity it brings to our employees, forms the central plank of our strategy.

The operating model was complemented by continuing work to better understand and improve the organisational culture, and – after more than 15 years – to update our corporate values. These values are fundamental in guiding how we behave, how we do our work, and how we interact with our colleagues, our environment and our neighbours.

The clarity brought by the new structure contributed to a significant improvement in our operating performance during 2022.

We delivered on our guidance for production, capital expenditure and all-in sustaining cost. Cash costs, marginally above our guidance range, rose only 6% year on year to $1,024/oz. Our ability to limit the cost increase to roughly half the average inflation rate experienced across the business, was the first important step in narrowing the margin gap that had widened to unprecedented levels with our peers in recent years.

Inflation was a hallmark of 2022, driven by soaring prices for staple foods and fuel, as well as a host of other inputs, including labour costs. While the rate of price increases slowed toward the end of the year, inflation is likely to remain a persistent challenge well into 2023, and perhaps beyond. Continued implementation of our Full Potential Programme, a root and branch process to optimise efficiency of our mines and plants, will be vital to ensuring we can counter this upward pressure on costs.

Production rose 11% to 2.742Moz , boosted mainly by our Obuasi Gold Mine in Ghana, which returned to production early in the year after a several month stoppage following the sill pillar collapse in May, 2021. Output from the mine was in line with our forecast at 250,000oz, creating a foundation for its continued ramp up to our target of more than 400,000oz a year by end of 2024. Ensuring this important mine continues to deliver on its significant multi-decade potential – while delivering benefits to its host communities and to the people of Ghana -- remains an important part of our overall investment case.

While there were many bright spots in the portfolio, special mention must be made of Geita Gold Mine, in Tanzania, which pairs a world-class orebody with an exceptional team and again exceeded our expectations in returning to production levels of more than 500,000oz. The performance cements its status as a true tier one gold mine. Higher production was also registered across our managed operations, with the exception of AGA Mineração, which suffered the impact of heavy rains and flooding in the first quarter.

Replacing depletion

We are in the midst of a programme of inward investment to increase Mineral Reserve conversion, extend our Mineral Reserve lives, improve mining flexibility and upgrade knowledge of our orebodies. This focused investment helped us once again to more than replenish our mineral endowment, adding 11.4Moz to our Mineral Resource and 3.5Moz to our Mineral Reserve, pre-depletion.

That's no flash in the pan. We've made cumulative Mineral Reserve additions (pre-depletion) to our inventory over the past three years of 12.2Moz, at a cost of $67/oz. In an industry characterised by often expensive dealmaking to fill project pipelines, our consistent ability to competitively add ounces is an invaluable competitive advantage.

This quality was on clear display in Nevada, where our Mineral Resource position in the rapidly growing Beatty district in Southern Nevada more than doubled to 8.4Moz (including the Corvus Gold and Coeur Sterling acquisitions), with the promise of more to come. We continue to aim for a conclusion to permitting next year and a start to production in around 2025. At this stage we see a multi-decade production base with annual output climbing to 300,000oz by the end of the decade, although we will continue to calibrate those expectations in light of the continued exploration success. Costs will be significantly below our current average.

In Colombia, where our high-grade, long life Quebradona copper and gold discovery remains one of the best of its

ESG

Most important was our safety performance. The 41% improvement in injury rates to a record low of 1.26 injuries per million hours worked remains well below half the average of our peers in the ICMM. That's thanks to a culture that values safety above all, and a strategy that pairs risk awareness with a clear set of controls. We will keep working on our Major Hazard Initiative, which seeks to ensure that zero harm comes to any of our 32,594 employees as they follow our standardised procedures. There is no higher priority for me that ensuring that our people return home safely after every shift.

Environmental, social and governance criteria are fundamental to the way we operate, manage risk and plan for the future.

We continue to work on ensuring we have a diverse cohort of senior leaders, and an organisation at every level which mirrors the societies in which we work. We also worked hard to produce a credible plan, with specific projects, to further reduce our carbon footprint, having already reduced our GHG emissions by 67% since 2007.

In October we set a target to reduce absolute Scope 1 and 2 GHG emissions by 30% by 2030 compared to 2021 (See related ***Media release***), a crucial milestone in the journey to net zero carbon emissions by 2050. The first of these projects, to certify our grid energy in Brazil as fully renewable, is now complete while the project to convert Geita's energy source from diesel generation to cleaner grid power, is on track for completion by the end of 2023. We now have permits in place to install renewable energy at Sunrise Dam, and Tropicana will be close behind.

In an industry characterised by often expensive dealmaking to fill project pipelines, our consistent ability to competitively add ounces is an invaluable competitive advantage.

12.2Moz added to Mineral Reserve in three years

kind in the industry, we continued the environmental impact assessment work required to resubmit the environmental permit application for the project.

Outlook

Our guidance for 2023 is partly impacted by the events at Cuiabá, where geotechnical and engineering studies on the Calcinados TSF will provide us with a clearer idea of the time and capital it will take to complete a buttressing programme to raise its post-liquefaction factor of safety to levels comparable with the international standards currently considered best practice – see related ***Media release***. In the meantime, the TSF remains safe and stable with factors of safety - in both a drained and undrained state – which are fully compliant with relevant Brazilian regulations.

While processing of Cuiabá's concentrate at the Queiroz plant is suspended pending completion of that work, the mine remains active and is expected to produce gravity gold at around 5,000oz a month, and ore in concentrate, at about 10,000oz a month. We are assessing options on concentrate sales and will take a decision based on best value.

Gold production for the rest of the portfolio – excluding Cuiabá -- will show modest growth at the midpoint of this year's guidance of 2.45Moz to 2.61Moz. That increase in production will come mainly from Obuasi as it continues its ramp-up to full production. Total cash costs for the portfolio (excluding Cuiabá) are also expected to edge up by the anticipated inflation rate for this year, between $1,050/oz and $1,120/oz.

All-in sustaining costs are anticipated to be between $1,405/oz and $1,450/oz, as we continue our inward investments in development, waste stripping and brownfields exploration, to improve the flexibility of our mines.

Total capital expenditure, excluding any capital required at Cuiabá, is expected to be between $960m and $1,070m; that includes growth capital of $280m to $310m.

Conclusion

I have been clear since joining AngloGold Ashanti at the end of 2021, that achieving a sustainable turnaround of the Company and narrowing the valuation gap with our peers, would take two to three years. I remain firmly of that view as we enter this transitional year – one in which we will consolidate the learnings from our full asset potential rollout and execute on the opportunities it identified.

We have excellent attributes; a world-class team, a strong bench of skilled and committed people, a world-class portfolio chock-full of potential, and a robust balance sheet to fund our investments and weather market volatility. We have a clear strategy and full alignment between the Board and the Executive team on how to deliver it.

Our priority now is to deliver on our potential – and to do it safely. That is where our focus lies.

Alberto Calderon
Chief Executive Officer
15 March 2023

Executive management

Executive management






Alberto Calderon (63)	Gillian Doran (46)	Lisa Ali (55)	Stewart Bailey (49)
Chief Executive Officer (CEO)	*Chief Financial Officer (CFO)*	*Chief People Officer (CPO)*	*Chief Sustainability and Corporate Affairs Officer (CSCAO)*
PhD, MPhil, MA, Juris Doctor, BA	Fellow Member of Association of Chartered Certified Accountants (FCCA)	BSc Hons (Analytical Chemistry and Biochemistry), Executive MBA	






Terry Briggs (50)	Ludwig Eybers (56)	Marcelo Godoy (51)	Lizelle Marwick (45)
Chief Development Officer (CDO)	*Chief Operating Officer (COO)*	*Chief Technology Officer (CTO)*	*Chief Legal Officer (CLO)*
BSc (Geology), Masters (Engineering)	BSc (Mining Engineering), Post graduate qualifications	PhD (Strategic Mine Planning), Masters (Geostatistics)	BProc, LLB, LLM (Corporate Law)

Detailed CVs of the current Executive Committee are available on the corporate website, *www.anglogoldashanti.com*

Your voices, Our values

Revitalising our culture, refreshing our values

Hand-in-hand with the implementation of our new operating model, we have conducted work to better understand and improve our organisational culture, and to update and refresh our corporate values. These values are fundamental to the conduct of our business, guiding how we behave, how we do our work, and how we interact with our colleagues, our environment and our neighbours.

Your voices, our values

At AngloGold Ashanti, we strive to be an inclusive and inspiring organisation. To ensure these aspirations are embedded within our organisational culture, it is important that we embrace and embody values to which the entire organisation feels connected.

We initiated our culture transformation journey in late 2021, through an organisation-wide conversation about the kind of culture that would enable our employees to thrive and deliver sustainable value to all stakeholders.

In the period leading up to that point, AngloGold Ashanti had experienced significant leadership changes, endured the impact of COVID-19, the sale of our last South African operation, and more recently the review of our operating model and organisational structure.

As an initial step to measure, understand and transform our organisational culture, we invited each employee to participate in the global culture survey to find out what we were doing well, where we were falling short and, importantly, what we should be doing better to build an inclusive and inspiring culture.

Throughout the process we worked hard to establish trust and encourage open participation. Launching and embedding our refreshed values marks the latest milestone of our journey.

Values are central to cultural change – both our personal values and those reflected in our stated values – and to how we work together and treat each other as individuals. Research supports the importance of value alignment and its correlation with job satisfaction and organisational commitment.

In 2022, we embarked on a process to revisit and re-launch our core values. These values form the foundation of our improved culture and will guide our behaviour in the way we interact with each other and with our stakeholders. They will also inform the decisions we make and how we behave, individually and as a business.

The process in short – how we arrived at our new values

- We ran the Barret Culture Assessment survey globally and analysed the outcomes for key insights into existing personal values compared to desired culture values
- We took these insights to our executive and regional leadership teams and used them as a basis for engagement and understanding of local assessment results
- We applied learnings from the survey outcomes and various stakeholder engagement sessions into key focus areas and aligned the outcomes with our strategic human resource focus
- We grouped values themes according to personal values, current values and those values associated with the desired organisational culture
- We expanded our engagement to extensive listening circles where we received actionable inputs from our team members and further clarity on values focus areas
- We considered the impact of the Board as stewards and supporters of leadership in the evolution of organisational culture and considered Board-proposed values

We identified matches between personal, current and desired values and resolved to keep, evolve and strengthen these as our core values. Our refreshed values are therefore not a wholesale change of our previous core values, but rather an evolution and deepening of those values to make them relevant for our times.

We created an overarching brand for the revisited values that speaks specifically to ongoing listening, and interpretation of what we hear into a narrative that is meaningful to all of our people.

The refreshed values were initially launched to the Company's senior operational leadership by Alberto Calderon (CEO), with the support of the executive team, on 22 February 2023. Regional leaders were provided with toolkits with which to launch and embed these values in each business unit and corporate centre. The values were launched across the organisation during March, 2023.

From there, all regions will begin embedding and reinforcing the values and their accompanying behaviours so they become the norm. In doing so, we will respect nuances in their interpretation and how they are expressed across our global sites.



OUR VALUES

Safety
We put safety first, before anything

Respect
We treat each other with dignity and respect

Integrity
We are honest and true to what we commit to

Sustainability
We make a positive contribution towards an enduring world

Excellence
We focus on continuous improvement towards a high performing culture

Collaboration
We work together to build a better company

Performance and delivery by strategic focus areas

In this segment:

Performance and delivery by strategic focus area*

* Performance and delivery by strategic focus area

In line with our strategy and related strategic focus areas (see ***Our strategy – an overview***), we report on our performance for 2022 in line with our long-term remuneration and reward incentive scheme, the Deferred Share Plan (DSP). For a more detailed discussion on our DSP, see ***Rewarding delivery***.

Prioritise people, safety, health, environment and communities

Accounts for 24% of DSP performance award

This strategic focus area embodies our corporate ethos and encompasses our sustainability performance. It underpins our business strategy and the delivery of sustained, long-term value creation and is aligned with our values and responsibilities as a corporate citizen. This strategic focus area covers our employees, their safety, health and wellbeing, our host communities and the environment.

Also relevant in terms of this strategic focus area are our material sustainability issues, which are explained in our <SR>. Here, we indicate where these material sustainability issues apply as well as related risks – for more information on our risks, see *Managing our risk and opportunities*.

Below is a summary of our performance in terms of this strategic focus area in relation to our DSP performance metrics. More detail on this is provided in *Rewarding delivery* in this report and in the <SR>, with additional performance data presented in our <3S>, <OP> and the <ESGD>.

PEOPLE

Every company is only as good as the people who work in it, and AngloGold Ashanti is no exception. The contributions of the people associated with the organisation are invaluable and the Company has a duty to employees and community members whose health, safety and security require safeguarding.

Through our overarching strategy, core values and framework of policies and standards, we can provide appropriate support for the people associated with the organisation and help ensure the long-term sustainability and viability of our business.

People – key metrics, related targets and performance 2022 (4% of DSP performance award)

Metrics	Aims, targets	Performance	Status
• Gender diversity	• Female representation of between 21% and 25% – overall aim is 25% female representation in senior leadership • 50% of recruits should be female with 30% female representation in talent and succession pool for critical roles	• Overall female representation of 13% (2021: 12%)	Progress still to be made
• Key talent retention	• Annual staff retention of between 85% and 95%	• Overall staff retention of 95.58%	Achieved
Other related metrics monitored:	**Overall people aim:**	**Other:**	
• Number of people employed • Productivity per employee (oz/TEC *) • Training and development spend • Strategic coverage of leadership roles	• To have the right people and talent in the right positions who are empowered to ensure delivery of our strategic business objectives	• Employed an average of 32,594 people in total (2021: 30,561)	Achieved
		• Current female representation at senior leadership level is 38%	Achieved
		• Female representation in middle management and above is 19% (2021: 17%)	Progress still to be made
		• Group productivity per employee of 14.08oz/TEC (2021: 13.73oz/TEC)	Achieved
		• Training and development spend of \$8.94m (2021: \$7.11m)	Achieved

** TEC: total employee costed*

Achieved | Progress still to be made

Related risk:	Related material sustainability issue:
Risk 10 — Failure to attract and retain critical skills and talent	• Increasing employee diversity, equity and inclusion

People management

A diverse culture that reflects both gender inclusivity and the demographics of the countries in which we operate is central to our people management strategy. Diversity, equity and inclusion, together with comprehensive talent development, retention and succession plans, are key in supporting the long-term viability of our operations as well as our global competitiveness.

Talent and succession review

In 2022, we embedded the new Operating Model and the annual talent and succession review allowed us to assess our succession plans in this new structure. As well as making sure we have the right people in the right roles we are now assessing talent across the business, and in particular looking for those who could work effectively across functions.

Prioritise people, safety, health, environment and communities

Accounts for 24% of DSP performance award continued

Key, too, was assessing what positions are vital for the execution of our strategy.

As part of the broader diversity, equity and inclusion focus, we identified female and young high-potential talent. We recognised successors through the talent and succession review, guided by our blended learning approach. For more details, see *<SR>*.

Diversity, equity and inclusion

Diversity, equity and inclusion (DE&I) is a particular focus of our people management team as we believe our efforts to be an equitable employer will support business growth, with diverse and inclusive workplaces winning the commitment of employees.

Respect for all ethnicities, genders, sexual orientations, cultures and religious beliefs is at the core of our corporate culture and is vital to ensuring an equitable workplace.

We comply with local legislation and Company-specific DE&I policies and practices. We follow change management practices to address assumptions and unconscious bias, and performance incentives are structured to drive and support the right behaviours.

Female leadership

We use gender diversity as the basis for assessment of global diversity. It is the main diversity element across the countries in which we operate, and it is the focus of our DE&I framework.

Several interventions, designed to improve our diversity profile, include:

- Talent mapping with a focus on female successors in technical functions and countries where under-representation is more pronounced
- Leveraging workforce movements to change the diversity profile; accelerated development programmes
- Instituting DE&I committees in every country and tracking progress on a quarterly basis to give visibility to senior management and the Board

We have also set a target of 25% female representation in senior leadership by 2025. Related targets have also been set for recruitment, talent management and succession planning. For more information, please see *<SR>*.

Global Diversity and Inclusion Framework

Our Global Diversity and Inclusion Framework, which was launched in 2019, aligns Group objectives to foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation. It acts as a guide in the application of diversity and inclusion principles across AngloGold Ashanti operations. The Framework is supported by our Diversity and Inclusion Policy, our Global Transformation Policy and our Gender and Empowerment of Women Policy.

Our leadership team has set DE&I targets and clearly defined priorities and actions for the next two to five years. To ensure that DE&I objectives are embedded in all processes, leadership teams are provided with implementation guidelines to assist in the rollout of these priorities and are encouraged to identify and manage barriers that may impede progress.

AngloGold Ashanti was listed in the Bloomberg Gender-Equality Index (GEI) for a fourth consecutive year for 2023. The GEI is a standardised reporting tool used globally to acquire comprehensive workplace gender data from public companies featured in Bloomberg's ESG dataset. We aim to systematically improve our diversity profile and are reviewing our guidelines and actions. See *<SR>*.

Values

Our 2020 culture survey which presented its results in 2022 provided the basis for the refreshing of AngloGold Ashanti's values. Delivery and roll-out of these values began in the first quarter of 2023. See ***Revitalising our culture, refreshing our values.***



Sunrise Dam, Australia

Safety and health

AngloGold Ashanti continually strives to achieve zero harm across its operations. This, together with making sure the well-being of our employees and wider mine communities is assured, is a key tenet of what we do.

In 2022, we again sharpened our focus on safety at our operations introducing refreshed safety standards and working to protect the mental wellbeing of those who work for us. Just as we address safety and health, we also factor in security, in light of the rise in artisanal and small-scale mining, which in some instances makes our operating environments more complex.

Risk assessment is crucial when addressing these areas and we proactively identify and mitigate potential risk while our risk management and critical control modelling help us measure and manage our impacts.

Safety and health – key metrics, related targets and performance 2022

Safety (8% of DSP performance award):

Metrics	Aims, targets	Performance	Status
• Total reportable injury frequency rate (TRIFR) *	• Continually improve safety performance	• Group TRIFR improved by 41% to 1.26 per million hours worked (2021: 2.14 per million hours worked)	■
• Major hazard control compliance	• 95% to 99.5% critical control compliance	• Achieved compliance of 99.3%	■
Other key safety metrics monitored: • Number of fatalities	**Overall safety aim:** • Zero harm – no fatalities, no injuries	**Other:** • No fatalities at Company-operated mines	■

** From 2022, the TRIFR replaced the all-injury frequency rate as the metric used to monitor safety performance*

Health (2.5% of DSP performance award):

Metrics	Aims, targets	Performance	Status
• Reduction in workforce exposed to high respirable crystalline silica dust	• To achieve 13% reduction in high-risk, exposed population	• Achieved 21% reduction in workforce exposure	■
Other key health metrics monitored: • All occupational disease frequency rate • Compliance with operational occupational exposure (noise and dust) monitoring programmes	**Overall health aim:** • Reduction in occupational health hazards and risk • Promotion of physical and mental well-being • Preparedness and control of infectious disease outbreaks and risk • To increase vaccine coverage and to reduce number of severe forms of COVID-related disease and death	**Other:** • 51% reduction in the occupational disease frequency rate to 0.04 per million hours worked • COVID-19 vaccination coverage is 92% for employees and 78% for contractors – 84% overall	■ ■

■ Achieved ■ Progress still to be made

Related risks:

Risk 5 — Failure to meet our operational and safety targets

Risk 9 — Inability to meet expectations on responsible mining (ESG performance)

Related material sustainability issue:

- Ensuring the health, safety and security of employees and communities

Prioritise people, safety, health, environment and communities

Accounts for 24% of DSP performance award continued

Safety strategy

As we work to achieve zero harm, consistently recording no fatalities at Company-operated mines, we constantly revisit our safety strategy to find areas for improvement. Our ability to operate as a safe and responsible mining company depends on all our actions and the best way to ensure the message is absorbed is by leadership and line managers taking full accountability for the process.

Refreshed major hazards standards

In terms of the Major Hazard Control Standard, managers are responsible for systemic critical control verification, inspections and coaching of operational verifications, as well as the monitoring of critical control compliance.

Line supervisors are responsible for operational critical control verification and operators are responsible for actual implementation of critical controls.

The newly refreshed Major Hazard Management Process was launched in June 2022 to rapidly reduce risk in order to save lives. To do this, supervisors and employees must ensure critical controls remain in place and if not, any employee has the ability — and the duty - to STOP work.

The new process is focused on simplification, visualisation and promoting understanding at all levels within AngloGold Ashanti. We reduced the number of major hazards, from 18 in 2021 to 10 in 2022, ensuring that priority major hazards receive priority attention.

To support supervisors during the rollout, a suite of documents was developed to remove ambiguity and provide tools for effective workplace communication on key major hazard topics. A dedicated toolkit explains the purpose and application of each of the documents in the suite.

Critical controls

Critical controls must always be in place and if they are found to be missing this must be addressed as a priority. We plan to introduce a qualitative measurement for compliance using critical control verifications. This will be introduced at a supervisor level where every supervisor will have clearly defined, safety-related KPI.

To learn from and minimise high-potential incidents (HPIs), a review committee was established to study selected HPIs and determine the adequacy of implemented controls and identify actions that can be implemented Group-wide to prevent similar occurrences.

Certification

All contractors are trained in AngloGold Ashanti's safety practices and all operating entities are ISO 45001:2018 certified.

Our priorities in 2023 will include introduction of the remaining iSIMS modules to enable full system functionality. The iSIMS system is in use in several areas across the business, allowing for the efficient and transparent recording of incidents and actions.

Systemic verifications will be rolled out in 2023 through iSIMS, as well as continual self-assessment and bow-tie risk modules.

We are also planning an in-person review of the safety strategy items that will be led by operational safety leads, selected senior management and technical discipline leads. The outcome of this review will be the focus of the 2024-2026 safety strategy.

Employee health and hygiene

New health management standard

We finalised a new health and management standard in the year that aligns with the four guiding pillars used to address health risks. The four pillars are: leadership and people; work processes; risk management; and technology and innovation.

The standard addresses requirements for occupational as well as non-occupational health and hygiene programmes. It is premised on the need to understand baseline and on-going community health risks while ensuring adequate medical emergency preparedness and response for all sites.

Our risk management platform focuses on 10 major occupational and non-occupational hazard categories. Included in the platform is work to improve oversight of our contractors' medical surveillance, as well as to manage the emergence of musculoskeletal (ergonomic) disorders.

At the same time, we continue to focus on infectious disease outbreaks, and the lack of adequate occupational hygiene skills and chemical analysis capacity, especially at our African operations since they rely on overseas service providers.

Occupational hygiene

Prevention lies at the centre of our health strategy. We monitor major health hazards and have critical controls aimed at reducing exposure to crystalline silica dust.

We are seeing encouraging reductions in measured exposures to some of our priority health hazards like dust, following concerted and systematic efforts to implement critical controls to reduce health exposures. While performance varies among operations, we have recorded significant reductions in the number of people still exposed to silica levels above allowed occupational exposure limits.

Other identified major health hazards include additional airborne pollutants (diesel particulate matter and welding fumes), noise, mental well-being, infectious diseases, ergonomics and chemical exposure.

Mental health

We are developing our metal health programmes and have strengthened the related governance framework to provide an outline of systematic requirements to deliver preventive and curative services for mental wellbeing.

COVID-19 and other infectious diseases

Our COVID-19 crisis preparedness and response plan remains in place and we continue to educate on this and other emerging infectious disease epidemics, such as Marburg, Ebola and Mpox.

This work aligns with our public health strategy, and our operations in Africa continue to implement malaria control programmes to manage this endemic risk. In the year, a total of 2,151 new malaria cases were reported in the region, representing an incident rate of 12% for our Africa region's workforce. See <SR>.

As we focus on reducing exposure to silica dust and mental wellbeing in 2023, sites will roll out organisational mental wellbeing surveys, which will inform our health strategy and procedures on how to address this.

Environment

Management of the environment

AngloGold Ashanti works to minimise any impact on the environment caused by its operations. In assessing environmental risk, we address the issues of air pollution, land use, biodiversity and water and tailings management.

We have environmental policies, supported by a set of environmental management standards in place that address the multitude of factors that impact our sites globally.

Our environmental management work extends well beyond the issues identified in this report of climate and energy, water, and tailings. Key data on the management of materials, hazardous waste, biodiversity and acid rock drainage is provided in our *<ESGD>.*

Environment – key metrics, related targets and performance 2022 (7.5% of DSP performance award)

Metrics	Aims, targets	Performance	Status
• Greenhouse gas emissions management	• Achieve between 95% and 110% of budgeted carbon emission intensity	• Finalised and published our decarbonisation strategy – roadmap to net zero	Achieved
Other related metrics monitored: • Number of reportable environmental incidents • Area of land rehabilitated and value of related rehabilitation liabilities • Energy use and related intensity • GHG emissions and related intensity • Water withdrawal, water re-use and related intensity • Water discharge and quality • Volume of tailings deposited and waste management	**Overall aims:** • A reduction of 30% in our absolute Scope 1 and 2 carbon (GHG) emissions by 2030 (2021 baseline) to around 1Mt CO_2e (2021: 1.4Mt CO_2e). • Net zero Scope 1 and 2 GHG emissions by 2050 • Comply with the Global Industry Standard on Tailings Management (GISTM) by August 2025 • Minimise new water withdrawals, maximise water reuse where possible and prevent contamination of water resources	**Other:** • Scope 1 and 2 GHG emissions of 1.475Mt CO_2e – up 7% on 2021 • Scope 1 and 2 emissions intensity remained unchanged at 31kg CO_2e/t treated • Three reportable environmental incidents • Water intensity higher at 0.79kL/t treated (2021:0.75KL/t treated)	Achieved Progress still to be made Progress still to be made Progress still to be made

■ Achieved ■ Progress still to be made

Related risks:

Risk 3 — Adverse future implications of event risks

Risk 7 — Loss of/threats to social licence to operate

Risk 9 — Inability to meet expectations on responsible mining (ESG performance)

Related material sustainability issues:

- Pathway to net zero and climate change resilience
- Managing water as a finite and at-risk resource
- Ensuring the safety and integrity of our tailings storage facilities

Prioritise people, safety, health, environment and communities

Accounts for 24% of DSP performance award continued

Managing our energy and climate change impacts

We are well aware of the substantial risk posed by climate change. In 2022, we set a target to achieve net zero Scope 1 and 2 GHG emissions by 2050. We have a Climate Change Strategy that will guide us on the journey to achieving net zero Scope 1 and Scope 2 GHG emissions and have set an intermediate target to reduce our absolute Scope 1 and 2 GHG emissions by 30% by 2030 as compared to 2021.

Our Climate Change Strategy supports our journey to net zero and will help us manage the impacts of a changing climate. Interventions will be made both at our sites and through the use of external power providers. We also aim to set Scope 3 GHG emission reduction targets in partnership with suppliers.

Initiatives to reduce GHG emissions will see us use cleaner grid power. We are completing a switch from diesel generated power at Geita in Tanzania to the country's national power grid, which has a high proportion of power generated by gas and renewables. In Brazil, we will be certifying that the power drawn from the grid is fully renewable.

At an operational level, we will be introducing more renewable energy. Approximately 60% of the planned GHG emissions reductions will come from large renewable energy projects, including wind and solar initiatives at our Australian operations and solar-power plants at Siguiri in Guinea and the Iduapriem and Obuasi operations in Ghana.

Plans are also underway to partially electrify our fleet. In 2023, we will work with Sandvik to trial underground mining's largest-capacity battery electric truck at Sunrise Dam in Australia.

The anticipated cost to achieve these reductions by 2030 is around $1.1 billion, of which $350m will be funded by AngloGold Ashanti. The balance will be financed by third parties, including the providers of renewable energy infrastructure.

Managing and conserving water

We aim to use water in a responsibility manner and engage with stakeholders to develop systematic approaches to water stewardship.

We follow our water management standard mandates that commit us to:

- provide information about potential and actual water quality impacts
- optimise water use and maximise the reuse of water
- assess and manage any risks and avoid any negative impacts resulting from our water usage
- set targets for minimising new water withdrawals from the ground and surface water bodies
- prevent contamination of water resources

During 2022, we implemented several water-related initiatives. See *<SR>*.

Tailings management

We are moving towards compliance with the Global Industry Standard on Tailings Management (GISTM). And in line with our commitment to this, and through our membership of the ICMM, we aim to have implemented the standard at all our facilities by August 2025.

Engineers of record have been appointed at all operations and independent tailings review board inspections have been conducted at our operations in Africa and Australia. Bi-annual geotechnical stability and emergency plan certification by external consultants are a regulatory requirement for our Brazilian tailings storage facilities (TSFs) and we will formally appoint independent review boards for the Brazil and Argentina operations in 2023.

In Brazil, our conventional TSFs have transitioned to filtered tailings deposition and we have introduced new filtered tailings stacking areas. Operations at five TSFs in Brazil have been suspended as we work to obtain the necessary geotechnical stability or emergency plan certifications and prepare for additional buttressing work at the Calcinados TSF to align its post-liquefaction factor to international standards currently considered best practice.

In Ghana, the construction of the Beposo TSF at Iduapriem is on track for commissioning in 2023.

We are developing a Company-wide TSF monitoring portal and have successfully initiated the use of interferometric synthetic aperture radar (INSA) satellite technology for TSF displacement monitoring. The use of drones for survey and imaging is being implemented across all our operations.

For more on TSF management, see ***Regional performance - Americas*** in this report and the *<SR>*.

Integrated closure management

Our approach to integrated closure management is guided by our closure planning standard, which sets out how we identify and manage current and future risks and the liabilities associated with mine closure.

The aim is to leave the areas in a safe and stable condition, with minimal adverse impacts on people and the environment. This is achieved through multi-stakeholder engagement and executed in line with our closure planning standard. This is being updated to align with the ICMM's Integrated Mine Closure Good Practice Guide 2019 and will also consider learnings from our experience since the approval of the current standard in 2013.

In 2022, we started using the ICMM Closure Maturity Framework for continuous improvement in mine closure planning throughout the life cycle of our assets. All operations have mine closure plans that comply with all applicable laws, regulations and requirements. In Australia, both Tropicana and Sunrise Dam submitted updated mine closure plans to the regulators in 2022 as did Iduapriem in Ghana.

We undertake quarterly reviews and updates of our mine closure liability estimates to comply with legislative changes and align with business and closure plans, facility designs and unit rates for implementation activities. As of 31 December 2022, the consolidated Group environmental liability estimate totalled $578m (2021: $673m).

COMMUNITIES

Supporting self-sustaining communities

AngloGold Ashanti's values and its commitment to environmental, social and governance standards and the broader context of sustainability sees it working with all stakeholders on projects and initiatives in the areas of education, business development, health and infrastructure as it aims to help build sustainable futures for the communities in which it operates.

These environments are frequently complex and culturally diverse. They require our teams to work closely with all stakeholders at national, regional and local levels to deliver projects that will have meaningful impacts in these communities.

This work helps to ensure we maintain our social licence to operate and involves addressing a number of challenges that require constant engagement, transparent policies and adherence to set guidelines and grievance resolution.

The work is guided by our Social Performance Management Framework and, in 2022, we started to review and update our assessment of social risks across the Group, resulting in an improved understanding of our major social risks.

Communities – key metrics, related targets and performance 2022 (2% of DSP performance award)

Metrics	Aims, targets	Performance	Status
• Number of business disruptions caused by community unrest	• At most, two significant community-related business disruptions annually	• One business disruption resulting from community unrest at Siguiri in Guinea	Progress still to be made
Other related metrics monitored:	**Overall aim:**	**Other:**	
• Community investment • Number of community complaints • Number of human rights violations	• Win trust of communities and stakeholders, equitably sharing value created and supporting host communities • Work with communities and governments to deliver initiatives that will add sustainable economic value to communities • Collaborate with governments on the formalisation of artisanal and small-scale mining (ASM)	• Two self-reported human rights violations • Human Rights Report released in 2022	Progress still to be made Achieved

■ Achieved ■ Progress still to be made

Related risks:

Risk 7 — Loss of/threats to social licence to operate

Risk 9 — Inability to meet expectations on responsible mining (ESG performance)

Related material sustainability issues:

- Supporting self-sustaining communities
- Respecting and upholding human rights
- Addressing artisanal and small-scale mining

Addressing grievances

Implementation of community grievance mechanisms is guided by our Management Standard on Complaints and Grievances and Community Incident Management, which are aligned with the International Finance Corporation's (IFC's) performance standards and the United Nation's guiding principles on business and human rights (UNGPs).

It is through these mechanisms that grievances are received and resolved. Most complaints in 2022 related to mining impacts on communities, such as structural impacts resulting from mine blasting activities and dust generated from our operations. These impacts are continuously being reduced, alleviated, and prevented.

Complaints and grievances are managed on iSIMS, the platform that provides transparency when recording, investigating and mitigating impacts, as well as when reporting and resolving complaints. We aim to resolve all complaints and grievance within 30 days. See <SR>.

Responsible land access and resettlement

Our Land Access and Resettlement Standard, which is aligned with the IFC's Performance Standard 5, provides the basis for our approach to resettlement.

We ensure all land acquisition processes comply with applicable laws, regulations and international standard practice as stipulated by this standard, which aims to avoid resettlement whenever possible.

Our management standard requires Resettlement Action Plans (RAPs) and/or Livelihood Restoration Plans (LRP) be developed with the involvement of community and relevant stakeholders. The RAP and LRP are key in identifying and mitigating potential physical displacement and economic impacts before resettlements are undertaken.

Prioritise people, safety, health, environment and communities

Accounts for 24% of DSP performance award continued

Our Cultural Heritage and Sacred Sites Standard, indigenous peoples' standard, and Human Rights Standard guide us in identifying, respecting, protecting, and preventing the unauthorised or undesired disturbance of cultural heritage assets by our business activities. These Standards were designed to facilitate partnership with our local communities, including indigenous communities.

The regulatory frameworks and laws in those counties where we operate further govern our actions and responsibilities.

Socio-economic contributions

All sites have socio-economic development plans, as required by our Socio-Economic Contribution Standard, through which we continue to engage with stakeholders on the implementation of our socio-economic development plans.

In 2022, $18m (2021: $18m) was invested in community projects in the areas of education, social infrastructure, income generation initiatives and health. See ***Value by stakeholder*** in this report and the discussion on community investment focus areas in the *<SR>*.

We continue to strengthen our community relations practices to minimise our negative mining impacts, to better understand our communities and their needs, and to share the value of gold in a meaningful and impactful way.

In 2023, we plan to: update our community management standards to further guide our community relations processes; strengthen existing income generating projects to encourage alternative industries and enhance the resilience of our communities; measure the impact of socio-economic development programmes to inform future investments; improve the time to resolve complaints and grievances; further explore ASM formalisation strategies in support of host government initiatives; and conduct additional stakeholder engagement and perception surveys.

Human rights

AngloGold Ashanti embraces respect for human rights and we have a duty to uphold these. See *<SR>*.

Our human rights commitments are aligned with international human rights standards, including the Universal Declaration of Human Rights, International Covenant on Civil and Political Rights, International Covenant on Economic, Social and Cultural Rights and the International Labour Organization's standards.

Our material human rights issues include: considering environmental impacts including access to clean water; avoiding damage as far as possible to the right to livelihoods, including those historically reliant on artisanal mining; operating with respect for human rights in post-conflict and weak governance zones; ensuring respect for human rights in deployment of security forces; considering society's most marginalised individuals and groups; embedding the human rights due diligence process across the Company; promoting external partnerships; respecting the resources, values, traditions and cultures of local and indigenous communities and supporting access to land.

Our approach is primarily informed by the UN Guiding Principles on Business and Human rights (UNGPs), the current leading standard. The UNGP's framework to protect, respect and remedy places the responsibility of monitoring, upholding and managing our human rights impacts as a business, no matter where we operate.

AngloGold Ashanti's Human Rights Governance Framework and a Human Rights Policy Statement is aligned with the UNGPs. We also have a responsibility, where practically possible, to leverage our position and influence to ensure state actors also protect human rights. To deliver on this responsibility, we are committed to engaging on related issues with the relevant stakeholders across all our operating jurisdictions.

We align with the ICMM position statement on indigenous peoples and the IFC's Performance Standard 7 on Indigenous Peoples and we respect the values, traditions, and cultures of local and indigenous communities in the regions where we operate.

Artisanal and small-scale mining

Artisanal and small-scale mining (ASM) continues to grow – it has complex geopolitical, socioeconomic, environmental and governance aspects, all of which need tackling in the search for a long-term solution.

The World Bank estimates that ASM occurs in about 80 countries worldwide and that there are more than 100 million artisanal miners globally. These informal operations are an important means of income for often impoverished populations.

In many areas, the ASM sector is informal and exits outside of legal frameworks. The activity is a material sustainability risk for AngloGold Ashanti, and our primary concerns are that it leads to the loss of gold-bearing ore, environmental degradation, the use of dangerous chemicals and potential human rights violations against vulnerable groups.

We advocate a multi-stakeholder approach to addressing this material sustainability risk, working with governments and taking a lead role in partnership with artisanal miners, major mining groups, NGOs and development agencies.

We have in place an ASM Framework and Management Standard that encourage the co-existence of our operations with legal ASM. This framework and standard seek to ensure the safety and security of our employees, assets and tenements.

Guided by the ICMM and the Intergovernmental Forum on Mining, Minerals, Metals and Sustainable Development, AngloGold Ashanti believes that a sustainable ASM industry can be established by building capacity through local institutional partnerships, encouraging miners to form co-operatives and associations, encouraging larger mining companies to support capacity building, and by improving ASM access to efficient and cleaner technologies.

To review the over overarching principles of our approach to ASM, see the *<SR>*.

Maintain financial flexibility

Accounts for 35% of DSP performance award

We must ensure our balance sheet always remains able to meet our core funding needs

AngloGold Ashanti is committed to maximising long-term shareholder value and returns and so must ensure that our balance sheet remains able to meet our core funding needs. We achieve this by applying a clear Capital Allocation Framework.

The framework prioritises investment in our asset base, to support the health and sustainability of the business. The sustaining free cash flow that comes as a result is earmarked to:

- Return cash to shareholders through our defined dividend pay-out ratio focused on dividend returns based on free cash flow before growth capital expenditure
- Self-fund growth capital expenditure, with a disciplined focus on risk-adjusted returns
- Maintain a solid balance sheet, giving us strategic flexibility through the cycle

We ensure sufficient flexibility at all times to reinvest continuously in our asset base and so supporting the long-term sustainability of our business. Maintaining a strong balance sheet remains important in the current operating environment in which global economic volatility, rising interest rates and high inflation present added complexity and risk to the mining industry in general, and more so, for a single commodity producer such as AngloGold Ashanti, for which no true pricing power exists.

While our ability to generate free cash flow improves markedly as the gold price increases, we nonetheless maintain our focus on ensuring a strong balance sheet through all stages of the commodity cycle.

Disciplined, shareholder-focused capital allocation

Transparent allocation hierarchy to maximise long-term shareholder value and returns


Operating and capital productivity
Net operating cash flow
Sustaining capital, prioritising Mineral Reserve growth
Sustaining free cash flow
Strong balance sheet
(1.0x adjusted net debt to adjusted EBITDA ratio through the cycle)
Dividends
(20% of free cash flow pre-growth capital)
Growth capital
(Targeting a return in excess of our hurdle rate)
Excess cash flow
Further debt reduction
Additional dividends should capacity exist
Growth

- Reinvesting in our asset base to support the long-term sustainability of our business
- Commitment to cash returns to shareholders
- Solid balance sheet underpins flexibility and optionality through the cycle
- Growth focused on risk-adjusted returns
- Allocation of cash tested against shareholder returns

One measure of the success of our capital allocation strategy is our ability to generate sustainable free cash flow through the cycle, as well as total shareholder returns. Other metrics monitored include: adjusted net debt to adjusted EBITDA ratio (as defined in the Revolving Credit Agreements); and cash and cash equivalents.



Sunrise Dam, Australia

Maintain financial flexibility

Accounts for 35% of DSP performance award continued

Key metrics and related targets 2022

Metrics	Aims, targets	Performance	Status
Relative total shareholder return (TSR)	Improve shareholder returns relative to comparator group	13% shareholder return, not meeting threshold measure in 2022	Progress still to be made
Absolute TSR	Improve absolute shareholder returns with reference to the US cost of equity	13% shareholder return, exceeding the stretch measure	Achieved
Normalised cash return on equity (nCROE)	Improve free cash flow generation relative to shareholders' equity and the US cost of equity, on a three-year trailing basis	24.4% nCROE, exceeding stretch measure	Achieved

Achieved Progress still to be made

Related risks:

Risk 1 — Adverse regulatory changes to mining rights and fiscal requirements

Risk 2 — Failure to successfully deliver and ramp up growth projects

Risk 3 — Adverse future implications of event risks

Risk 4 — Inability to convert Mineral Resource and Mineral Reserve

Risk 6 — Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk 7 — Loss of or threats to the social licence to operate

Risk 8 — Adverse gold and commodity prices, and currency movements

Risk 9 — Inability to meet investor expectations on responsible mining

Performance outcomes

- The relative and absolute TSRs are based on a three-year trailing average using the average share price achieved in 2019 as the base and comparing it to the average share price achieved in 2022. The average share price in 2019 ($16.74/share) grew by 13% over this period, inclusive of dividends paid ($1.09/share) from January 2020 through to the end of December 2022
- Absolute TSR growth exceeded the stretch target set, while the Relative TSR performance is compared to a comparator peer group. The median TSR of the comparator peer group was 49.05% at 31 December 2022
- A three-year trailing average nCROE of 24.4% was achieved on the back of strong free cash flow generation over the same period, notwithstanding an annualised increase in shareholders' equity of 3%
- Improved balance sheet flexibility was achieved with the new five-year multi-currency revolving credit facility maturing in June 2027, with two one-year extensions on application, with a syndicate of 13 banks
- The adjusted net debt to adjusted EBITDA ratio ended the year at 0.49 times, some 51% below our target of 1 times, through the cycle
- Liquidity remains strong, providing good financial flexibility with $1.1bn of cash and cash equivalents and overall Group liquidity at approximately $2.5bn as at 31 December 2022
- A total dividend for the year of ~47 US cents was declared, based on the dividend pay-out ratio under the policy of 20% of free cash flow before growth capital expenditure
- Credit ratings remained unchanged at investment grade from Moody's (Baa3, stable outlook) and Fitch (BBB-, stable outlook changing to negative outlook). The Standard & Poor's rating remained one notch below investment grade (BB+, stable outlook).

For further detail on our performance in relation to this strategic pillar, see the *CFO's report and outlook* and the *<AFS>*.

Optimise overhead, costs and capital expenditure

Accounts for 15% of DSP performance award

All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective

The Group's cost performance in 2022 reflects the continued reinvestment across our portfolio, notably at the Obuasi, Iduapriem, Geita and Tropicana operations as well as the acquisition of mining properties in North America. It also reflects significant investment in TSF compliance in Brazil.

Our overall focus remains on improving our operational performance, continued cost discipline and execution of the Full Potential (FP) Programme that was introduced in 2022. Execution of this programme will continue in 2023.

Key metrics and related targets 2022

Metrics	Aims, targets	Performance	Status
Production	Improve cash flow and reduce costs, with target measure set at 2.734Moz per annum	2.742Moz for 2022, meeting the target measure	Achieved
Total cash cost	Improve cash flows and reduce costs, with target measure of $963/oz	$1,024/oz for 2022, less than 1% above annual guidance and above the threshold measure	Progress still to be made
All-in sustaining costs	Improve cash flows and reduce costs, with target measure of $1,355/oz	$1,383/oz for 2022, slightly above target measure, but well within the guidance range of $1,295/oz to $1,425/oz	Achieved

Achieved   Progress still to be made

Related risks:

Risk 3 — Adverse future implications of event risks

Risk 5 — Failure to meet operational and safety targets

Risk 6 — Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk 7 — Loss of or threats to social licence to operate

Risk 8 — Adverse gold and commodity prices, and currency movements

Risk 9 — Inability to meet investor expectations on responsible mining

Risk 10 — Failure to attract and retain critical skills

Key metrics monitored are:



Capital expenditure by region
%
1%
18%
52%
29%
Africa
Americas
Australia
Projects



All-in sustaining costs
($/oz)
1500
1200
900
600
300
0
942
980 (2)
1,047 (2)
1,355
1,383
2018
2019
2020
2021
2022
Continuing operations

Total capital expenditure 2022: $1.1bn[(1)]

(1) Includes joint ventures

(2) Restated for IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use", effective 1 January 2022

Optimise overhead, costs and capital expenditure

Accounts for 15% of DSP performance award continued

Performance outcomes

- While total cash costs per ounce increased overall by 6% in 2022, inflationary pressures alone contributed to a 12% increase. Excluding the impact of inflationary pressures, cash costs in real terms declined by 6%
- Open pit grades were 5% higher year-on-year, with Iduapriem and Serra Grande contributing the most. Recovered grades from underground were 10% higher year-on-year, with grade improvements at Obuasi, Sunrise Dam and Cerro Vanguardia more than offsetting lower grades at Kibali
- The re-investment in our sites continues to progress with the aim of extending mine life and improving flexibility, which remain key priorities
- Sustaining capital remained in line with 2021 ($779m in 2022 vs $778m in 2021)
- All-in sustaining costs were $1,383/oz, up 2% year-on-year, notwithstanding global inflationary pressures and consequent increases in total cash cost of 6%

For further detail on our performance in relation to this strategic pillar, see the *CFO's report and outlook* and the <AFS>.

Tropicana, Australia



Improve portfolio quality

Accounts for 15% of DSP performance

AngloGold Ashanti builds on its portfolio quality through projects such as our Full Potential Programme which aims to ensure optimal mine performance. We are flexible in delivering on our mine plans, allowing for the best results and we progress our projects and replace our production and more, with a growing Mineral Reserve and Mineral Resource base.

Key metrics, related targets and performance 2022

Remuneration metrics	Aims, targets	Performance	Status
• Production	• Annual production of between 2.7Moz and 2.9Moz	• Produced 2.7Moz versus 2.5Moz in 2021	Achieved
Other related metrics monitored: • Recovered grade • Operating life • Investment in Mineral Reserve development • Metres developed • Waste stripping	**Overall portfolio aims are to:** • Improve confidence in our orebodies • Increase quality of our Mineral Reserve base • Improve operating flexibility	• 12.2Moz added to Mineral Reserve, pre-depletion over the past three years • Mineral Reserve has grown 26% over the last six years	Achieved

Achieved | Progress still to be made

Related risks:

Risk 2 — Failure to successfully deliver and ramp up growth projects

Risk 4 — Inability to covert Mineral Resource to Mineral Reserve

Risk 6 — Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk 7 — Loss of or threat to social licence to operate

Risk 8 — Adverse gold and commodity price, and currency movements

Risk 9 — Inability to meet investor expectations on responsible mining (ESG performance)

Performance

Our operational performance improved in the year, all the more noteworthy, as it was achieved in a high-inflationary environment which impacted the prices of key commodities, including oil and ammonia-related products, such as explosives. Supply chains also experienced disruptions related to factors impacted by, among other things, the war in Ukraine and the lingering effects of the COVID-19 pandemic.

The business worked proactively to mitigate the impact of inflation through the continued integration of the new Operating Model, the existing Operational Excellence programme, and the Full Potential (FP) Programme launched during 2022.

Despite significant volatility in the macro environment, total cash costs increased by 6% year-on-year from $963/oz in 2021 to $1,024/oz in 2022. Production of 2.742Moz came in at the upper half of guidance and represented an 11% increase in production over 2021, underpinned by solid performances across most of the portfolio. In our Africa region, Obuasi met targeted production of 250,000oz as it continues to ramp up to its full production run-rate in excess of 400,000oz, which is expected by the end of 2024. See ***Regional performance – Africa***.

AngloGold Ashanti embarked on a multi-year initiative at the beginning of 2020 to increase investment in Mineral Reserve development and brownfields exploration across our portfolio. Three years into this initiative, a major benefit has been improving grade profile which has been a key driver of the overall increase in production. Recovered grades in 2022 were 10% higher on average versus those of 2021, with those in the fourth quarter of 2022 17% higher than in the first quarter of 2022. See ***Maintain long-term optionality***.

We continue to allocate capital to this important exploration and development programme, in addition to increased capital expenditure on tailings storage facilities (TSF) (mainly in Brazil to comply with new legal requirements). Brazil TSF conversions to dry stacking saw us invest $13m in Q4 2022 and we have spent $221m over the last two years on this important piece of work. See ***Regional performance – Americas***.

Total production: 2.742Moz [(1)]

[(1)] Includes joint ventures

Improve portfolio quality

Accounts for 15% of DSP performance continued

Full Potential Programme

Our FP initiative aims to achieve a step-change in AngloGold Ashanti's operating performance and cost competitiveness by 2024. It involves a comprehensive three-month assessment of each of our operating mine sites, aiming to build on our understanding of the relative potential of each asset.

The initial three-month assessment covers mine design and all key operating parameters to identify any gaps between current and potential performance. It includes developing a plan and implementation schedule that prioritise key improvement initiatives in mine planning and strategy, mine productivity and metallurgical recovery to be implemented to achieve the targeted performance over the next six to 24 months.

These assessments have been completed at six operations – at Sunrise Dam and Tropicana in Australia, at Siguiri in Guinea and Geita in Tanzania, and at AGA Mineração, which includes the Cuiabá and Córrego do Sítio complexes, and Serra Grande, both in Brazil.

The FP at Sunrise Dam in Australia was completed first. The biggest opportunity identified was to increase productivity in development and achieve a step-change in underground production. The Sunrise Dam leadership team has made good progress and has consistently achieved rates of over 1,100m per month since July 2022.

This target has been increased to 1,200m per month for 2023, and Sunrise Dam is starting to see higher ore production at ca.200,000 tonnes per month. Another key initiative is increasing plant metallurgical recovery rates through optimised cyanide and reagent usage and better leaching efficiency.

The second site to complete an assessment was Siguiri, in Guinea, where the leadership team's focus was mainly on increasing the volume of high-grade oxide ore from Block 2. This increase was successful and is partially reflected in the year-on-year increase in production.

The assessments continued during the second half of 2022, and Cuiabá, Tropicana, Serra Grande and Geita all completed assessments to identify performance improvement initiatives.

Initiatives include:

- Increasing development rates across underground operations to promote mining flexibility and greater ore volumes
- Increasing open pit output through better maintenance practices, improving drill productivity to maximise penetration rates, improving truck productivity by reducing off-circuit travel through in-pit refuelling and enforcing the use of in-circuit crib facilities
- Increasing throughput in processing plants by improving availability, and increasing metallurgical recoveries by optimising leaching circuits
- Reducing pricing of goods through competitive tendering as commodity prices drop

The leadership teams have identified 185 opportunities across the six operations that have completed the FP, all with clear implementation plans and timelines for delivery.

FP assessments will be conducted at Cerro Vanguardia in Argentina in the second quarter of 2023, with those at Obuasi and Iduapriem in Ghana scheduled for the second half of the year. The FP initiative will be completed by the end of 2023.

Contribution to total production by region


19%
%
60%
21%
Africa
Americas
Australia

Gold produced by operation


3
6
19
9
9
12
9
10
11
12
%

Geita	19
Kibali	12
AGA Mineração	12
Tropicana	11
Siguiri	10
Obuasi	9
Iduapriem	9
Sunrise Dam	9
Cerro Vanguardia	6
Serra Grande	3

Maintain long-term optionality

Accounts for 11% of DSP performance award

Focused and responsible management of our Mineral Resource and Mineral Reserve, our exploration programme and related planning is vital in optimising the operating lives of our portfolio. Through continued exploration and the acquisition of properties that are a good fit with our business, offering Mineral Reserve potential, we add to the long-term sustainability of AngloGold Ashanti.

Key metrics, related targets and performance 2022 (11% of DSP performance award)

Metrics	Aims, targets	Performance	Status
• Mineral Reserve additions *	• Additions of between 1.6Moz and 4.8Moz	• 3.5Moz added to the Mineral Reserve pre-depletion	Achieved
• Mineral Resource additions *	• Additions of between 4.2Moz and 12.5Moz	• 6.2Moz added to Mineral Resource pre-depletion	Achieved
Other related metrics monitored:		**Other:**	
• Proportion of total Mineral Reserve added in each category		• Acquired Corvus Gold and Coeur Sterling and its assets in the Beatty district of Nevada in the United States	Achieved
		• At 31 December 2022, the Mineral Resource for our Nevada (Beatty) assets was as follows: North Bullfrog 1.5Moz, Silicon 4.2Moz, Mother Lode 1.7Moz and Sterling 0.9Moz	Achieved

** Pre-depletion, asset sales, and mergers and acquisitions*

Achieved Progress still to be made

Related risks:

Risk 1 — Adverse regulatory changes to mining rights and fiscal requirements

Risk 2 — Failure to successfully deliver and ramp up growth projects

Risk 3 — Adverse future implications of event risks

Risk 4 — Inability to covert Mineral Resource to Mineral Reserve

Risk 6 — Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk 7 — Loss of or threats to social licence to operate

Risk 8 — Adverse gold and commodity prices, and currency movements

Risk 9 — Inability to meet investor expectations on responsible mining (ESG performance)

Performance 2022

Re-investment strategy

We continue to add to our Mineral Reserve and Mineral Resource as part of a multi-year re-investment strategy launched in early 2020 to increase the rate of Mineral Reserve conversion, extend the Mineral Reserve life of assets, enhance mining flexibility and further improve knowledge of the orebodies in our portfolio. In particular, we are investing to upgrade our orebodies, exploring additional brownfields expansion through more comprehensive orebody investigations, greenfields exploration and developments in mining flexibility.

In 2022, the third year of this initiative, strong progress was made with the cumulative addition of 12.2Moz to our Mineral Reserve, pre-depletion, at an average cost of $67/oz. Furthermore, we will be able to leverage our existing Mineral Resource base to grow our Mineral Reserve. Growth in our Mineral Resource and Mineral Reserve is primarily the result of exploration activities across our portfolio.

The reinvestment programme has also led to an improved grade profile across the portfolio with delivered grades 10% higher on average in 2022 versus 2021. Grades recorded for the fourth quarter of the year were 17% higher than in the first quarter and were a key contributor to the overall improvement in production.

Mineral Resource and Mineral Reserve

By end 2022, 3.5Moz had been added in total to AngloGold Ashanti's Mineral Reserve, pre-depletion, bringing the total added to our Mineral Reserve over the past three years to 12.2Moz. Pre-depletion additions to the Mineral Resource totalled 11.4Moz. Exploration and methodology- contributions were 2.8Moz to Mineral Reserve and 7.1Moz to Mineral Resource. For more detail on additions and depletions, see *Mineral Resource and Mineral Reserve – summary* in this report and our dedicated *<R&R>* .

Maintain long-term optionality

Accounts for 11% of DSP performance award

Geographic distribution

Mineral Resource (Moz)


Moz
58.2
16.8
10.0
46.4
Africa
Americas
Australia
Projects

Mineral Reserve (Moz)


Moz
20.6
3.0
2.6
4.2
Africa
Americas
Australia
Projects

At 31 December 2022:

Mineral Resource 131.4Moz

Mineral Reserve 30.4Moz

Africa

The total Mineral Resource for our Africa assets at 31 December 2022 was 58.2Moz, up from 55.1Moz in 2021. Of this, the Mineral Reserve accounted for 20.6Moz versus the 19.5Moz recorded at the same time in 2021.

At Geita, a key asset in our portfolio, the extension of its operating life remains a priority with 1.5Moz being added to its Mineral Reserve in 2022, pre-depletion, bringing the total additions here over the past three years to 3.7Moz, adding around seven years to the life of mine. These Mineral Reserve increases are attributed to successes achieved by the exploration drilling programme underway at the mine which have led to an enlarged pit designs at Nyamulilima and the first-time reporting of the underground Mineral Reserve for the Geita Hill orebody.

At Siguiri, 1.0Moz were added to Mineral Reserve pre-depletion, primarily due to the first-time reporting of the Sorofe, Sanutinti, Kalamagna Mineral Reserve (in Block 1 P1), exploration infill drilling updates and an increase in the Mineral Reserve price.

Americas

The total Mineral Resource for our Americas assets at 31 December 2022 was 16.8Moz*, up from 16.6Moz* in 2021, and the Mineral Reserve was 3.0Moz* versus 3.1Moz* recorded at the same time in 2021. Our projects in the region accounted for a Mineral Resource of 46.4Moz, including a Mineral Reserve of 4.2Moz (at 31 December 2022).

* *The previous reporting has been adjusted to exclude the Colombia and USA Projects which is included separately in the 2022 reporting.*

Nevada - Beatty District

We have reported a first-time Mineral Resource for North Bullfrog and Mother Lode, following the acquisition of Corvus Gold in January 2022, and for Sterling, after the acquisition of Coeur Sterling in November 2022. Combined these assets have a Mineral Resource of 4.2Moz. This is in addition to the 4.2Moz Mineral Resource at Silicon, giving a total Mineral Resource of 8.4Moz for the Nevada assets. Adding these ounces to our portfolio is part of a strategy to grow our Mineral Resource and Mineral Reserve in the Beatty District of Nevada, fostering development of a long-life production base in the short to medium term.

During 2022, our project team completed the integration of the Corvus Gold assets and project data into our evaluation framework and, in the fourth quarter of 2022, began work on integrating the Coeur Sterling properties into broader evaluation studies.

Feasibility work at North Bullfrog, a smaller, high return deposit continued to progress. Work to date indicates that this deposit has a very low stripping ratio and using heap leach processing or selective milling, could deliver very attractive returns. Permitting is progressing and we continue to target first production in about two years.

Work has begun on a pre-feasibility study for the Silicon project, which has received its eagle permit, allowing us to mine within two miles of existing golden eagle rests. Additional drilling at the Merlin deposit has also begun.

We had six drill rigs in operation in the Beatty district for most of the year and we expect to double this number in 2023. Our improving understanding of the geology, structures and alteration in the area is helping us identify other targets and is reinforcing our view on the potential of our consolidated ground position.

We are establishing a strong, Nevada-experienced project technical and permitting team. The new additions to our land package, and a more favourable configuration, is growing our confidence that production could comfortably exceed our previous target of 300,000oz of annual production by the end of the decade. We are forging ahead with work to consolidate our newly acquired assets. Systematic exploration and optimised project development will enable us to realise the potential of our combined assets in the Beatty district.

The consolidation of the Beatty District has the potential for significant synergies from economies of scale and integrated infrastructure, including water rights, adjacent concessions and processing facilities. The combined asset base also allows for unified engagement with federal, state and local stakeholders to advance and achieve shared sustainability goals and other district benefits, such as opportunities to design projects incorporating renewable energy, as well as develop conservation and other local projects in conjunction with the Beatty community.

Colombia projects

Quebradona

Following the decision of Colombia's national environmental licensing agency (ANLA) in November 2021 to archive the Company's environmental licence application for the Quebradona project, AngloGold Ashanti filed an appeal seeking to secure further details on the specific additional information required for ANLA to make a decision on AngloGold Ashanti's licence submission. On 29 April 2022, ANLA denied the appeal and confirmed its decision to archive the Company's application. AngloGold Ashanti is preparing a new Environmental Impact Assessment which the Company intends to submit with the licence application.

Gramalote

The feasibility study on the Gramalote gold project, a joint venture with B2Gold, was completed. Both partners have determined that the Gramalote project does not meet their investment thresholds for development. The project continues to benefit from federal and local government support as well as continuing support from local communities.

AngloGold Ashanti and B2Gold have completed a comprehensive review of the alternatives and consider that it would be in the best interest of all stakeholders for a new party to own the Gramalote project. The partners appointed a corporate advisor in the fourth quarter of 2022 to assist with the sale process.

Australia

The total Mineral Resource for our Australia assets at 31 December 2022 was 10.0Moz, up from 9.8Moz in 2021, and the Mineral Reserve was 2.6Moz versus 3.0Moz at the same time in 2021.



Geita, Tanzania